As filed with the Securities and Exchange Commission on March 20, 2000.
                      Registration Statement No. 333-93971


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                               Amendment No. 1 to
                                    FORM SB-2
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                          -----------------------------
                                eDiets.com, Inc.
                          -----------------------------


                Delaware                                 65-0687110
      (State or Other Jurisdiction of                  (IRS Employer
      Incorporation or Organization)                 Identification No.)
                          -----------------------------
                                      8980
                          (Primary Standard Industrial
                           Classification Code Number)
                          -----------------------------
                           3467 W. Hillsboro Boulevard
                         Deerfield Beach, Florida 33442
                                 (954) 360-9022
                          (Address and Telephone Number
                         of Principal Executive Offices)
                          -----------------------------

                    David R. Humble, Chief Executive Officer
                                eDiets.com, Inc.
                           3467 W. Hillsboro Boulevard
                         Deerfield Beach, Florida 33442
                                 (954) 360-9022

            (Name, Address and Telephone Number of Agent for Service)
                          -----------------------------
                          COPIES OF COMMUNICATIONS TO:
                            Mark A. Pachman, Esquire
                   Nason, Yeager, Gerson, White & Lioce, P.A.
                   1645 Palm Beach Lakes Boulevard, Suite 1200
                         West Palm Beach, Florida 33401
                                 (561) 686-3307

                            -------------------------

         Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===================================================================================================================
Title of Each
Class of
Securities                                                            Proposed         Proposed
Amount of                                                             Maximum           Maximum
to be                                            Amount               Offering         Aggregate         Amount of
Registration                                      to be                Price           Offering        Registration
Registered                                     Registered             Per Unit           Price              Fee
===================================================================================================================
Common Stock (par value $.001 per share)       5,539,063(1)          $     2.00     $  11,078,126      $2,924.63(8)

Warrants to purchase shares of common stock    1,815,625(2)                 -0-               -0-              -0-

Common Stock underlying the warrants           1,815,625(2)(7)       $     2.50     $4,539,062.50      $1,198.31(9)

Placement Agent's shares of common stock         150,000(3)          $     2.00     $     300,000      $   79.20(8)

Common Stock issuable upon exercise of
  Executive Committee options                    300,000(4)(7)       $     2.00     $     600,000       $ 158.40(9)

Common Stock underlying options issued
  to Director                                     32,500(5)(7)       $    1.425     $   46,312.50       $  12.23(9)

Common Stock underlying warrants issued
  to advertising agency                           82,500(6)(7)       $     2.00     $     165,000       $  43.56(9)
===================================================================================================================

         Total                                                                                          $ 4,416.33
                                                                                                        ==========
===================================================================================================================

(1) Includes the registration for resale of the following: (i) 3,631,250 shares of common stock issued in a private placement completed in December 1999 (the "Private Placement"); (ii) 907,813 shares of common stock which the Company has agreed to issue to investors in the Private Placement in the event that this Registration Statement has not become effective and the common stock listed for trading on the Nasdaq SmallCap Market by May 17, 2000; and (iii) 1,000,000 shares of common stock held by the Company's Chief Executive Officer.


(2) Represents warrants to purchase shares of common stock at an exercise price of $2.50 per share issued to investors in the Private Placement and the shares of common stock underlying the warrants.

(3) Represents the registration for resale of 150,000 shares of common stock issued to the Placement Agent in the Private Placement in connection with the acquisition by the Company of eDiets, Inc. (formerly eDiets.com, Inc.) in November 1999.

(4) Represents the shares of common stock issuable upon exercise of stock options granted to members of the Company's Executive Committee at an exercise price of $2.00 per share.

(5) Represents the shares of common stock issuable upon exercise of options issued to a director of the Company at an exercise price of $1.425 per share.

(6) Represents shares of common stock issuable upon exercise of warrants issued to an advertising agency at an exercise price of $2.00 per share.

(7) Pursuant to Rule 416, there are also being registered such indeterminable shares of common stock as may become issuable pursuant to adjustment and anti-dilution provisions contained in the warrants, the Placement Agent's warrants and the stock option agreements.

(8) As of the date of this filing there is no trading price for the Company's shares of common stock. Therefore, the registration fee has been calculated by using a price of $2.00, which was the price per share paid by the investors in the Private Placement.

(9) This has been calculated by using the exercise price of the warrants or options.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 eDiets.com, Inc.
                            -------------------------
                              Cross Reference Sheet
                      Pursuant to Item 501 of Regulation SB

         Form SB-2 Item No. and Caption                     Caption or Location
                                                               in Prospectus
-----------------------------------------------        ---------------------------------
1.   Front of the Registration Statement and Outside     Outside Front Cover Page of
       Front Cover of Prospectus                           Prospectus

2.   Inside Front and Outside Back Cover Pages of        Inside Front and Outside Back
       Prospectus                                          Cover Pages of Prospectus

3.   Summary Information and Risk Factors                Prospectus Summary; Risk Factors

4.   Use of Proceeds                                     Use of Proceeds

5.   Determination of Offering Price                     Not Applicable

6.   Dilution                                            Not Applicable

7.   Selling Security Holders                            Selling Security Holders

8.   Plan of Distribution                                Plan of Distribution

9.   Legal Proceedings                                   Business

10.  Directors, Executive Officers, Promoters and        Management
       Control Persons

11.  Security Ownership of Certain Beneficial Owners     Principal Stockholders
       and Management

12.  Description of Securities                           Description of Securities

13.  Interest of Named Experts and Counsel               Not Applicable

14.  Disclosure of Commission Position on                Management
     Indemnification for Securities Act Liabilities

15.  Organization within Last Five Years                 Business

16.  Description of Business                             Business

17.  Management's Discussion and Analysis and Plan of    Management's Discussion and
       Operation                                           Analysis of Financial Condition
                                                           and Results of Operations

18.  Description of Property                             Business - Properties

19.  Certain Relationships and Related Transactions      Management - Certain Transactions

20.  Market for Common Equity and Related Stockholder    Market for Common Stock and
       Matters                                             Related Stock Matters

21.  Executive Compensation                              Management - Executive
                                                           Compensation and Employment
                                                           Agreements

22.  Financial Statements                                Financial Statements

23.  Changes in and Disagreements with Accountants on    Not Applicable
       Accounting and Financial Disclosure


                   Subject To Completion Dated March 20, 2000

                                   PROSPECTUS

                                eDiets.com, Inc.

                        7,919,688 shares of common stock
                   1,815,625 warrants to purchase common stock

       The selling stockholders identified in this prospectus are offering for sale up to 7,919,688 shares of our common stock. In addition, the warrant holders identified in this prospectus are offering for sale up to 1,815,625 warrants to purchase shares of our common stock.

         There is no current public trading market for our shares.

                            ------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SHARES OR OUR WARRANTS.

                            ------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------


                 The date of this prospectus is ________, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE

Prospectus Summary                                                           3

Risk Factors                                                                 4

Forward-Looking Statements                                                   8

Use of Proceeds                                                              8

Market for Common Stock and Related Stockholder Matters                      8

Capitalization                                                               9

Selected Financial Data                                                      10

Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                   10

Business                                                                     16

Management                                                                   29

Principal Stockholders                                                       37

Certain Transactions                                                         39

Selling Security Holders                                                     40

Plan of Distribution                                                         44

Description of Securities                                                    46

Legal Matters                                                                48

Experts                                                                      48

Where You Can Find More Information                                          49

Historical Financial Statements                                              F-1

Pro Forma Condensed Financial Statements                                    F-32

                               PROSPECTUS SUMMARY

         This is a summary of the information contained in this prospectus. To understand this offering fully, you should read the entire prospectus, especially the risk factors.

OUR BUSINESS

         We are one of the original marketers of customized fee-based diet programs exclusively online. We have developed a proprietary software engine that enables us to create a diet program that is unique to each individual and then deliver it directly to the individual's home or office via the Internet.

         We also publish news@eDiets.com, a newsletter that is an online diet information resource. We currently email our newsletter twice a week to a community of over 1,029,000 consumers who have completed our questionnaire, received a personal profile and have provided us with an email address. Our web site also includes our Diet Store where we advertise a variety of health, fitness and nutrition products which our users can purchase from third-party vendors.

         We are a Delaware corporation with our executive offices located at 3467 W. Hillsboro Boulevard, Deerfield Beach, Florida 33442. Our telephone number is (954) 360-9022, and our Internet address is www.ediets.com.

THE OFFERING


/bullet/ Shares outstanding before the offering         12,645,296

/bullet/ Shares offered by selling security holders     7,919,688, including 2,230,625 shares issuable upon
                                                        the exercise of warrants and stock options

/bullet/ Shares to be outstanding after the offering,
         assuming exercise of all of the selling
         security holders' warrants and options         14,875,921

/bullet/ Use of proceeds                                We intend to use the net proceeds we receive upon
                                                        the exercise of the warrants and options primarily
                                                        to expand our marketing and advertising programs. We
                                                        will use the balance of the proceeds for working
                                                        capital and general corporate purposes.

                                  RISK FACTORS


OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING HISTORY. WE ALSO ANTICIPATE CONTINUING LOSSES.

         We only commenced our current business in early 1997, when we began to market our weight-loss programs on the Internet. As a result of our limited operating history, it is difficult to evaluate our prospects. An investor should also consider the uncertainties and difficulties frequently encountered by companies, such as ours, in their early stages of development, particularly companies doing business in the rapidly evolving Internet market.

         We have incurred operating losses since we commenced our business. We are using the proceeds of our recently completed private placement to aggressively expand our marketing and advertising efforts. We do not expect that we will generate sufficient revenues to cover these expenses in the near future. Therefore, we anticipate a period of continuing losses.

WE ANTICIPATE THAT AS WE GROW WE WILL BECOME SUBJECT TO SEASONAL VARIATIONS IN OUR SALES WHICH MAY HARM OUR BUSINESS.

         We believe that sales of weight-management programs in the traditional industry generally are lower in the third and fourth quarters of each year. Although we have not experienced material seasonal patterns to date, because of our limited operating history it is difficult for us to predict a seasonable pattern of our sales. However, as we grow, seasonal and cyclical patterns may develop. As a result, if our Internet market follows the same seasonal pattern as experienced by traditional offline weight-management providers, we may have lower revenues in the third and fourth quarters of each year. Seasonal and cyclical patterns in the general Internet environment may also affect our revenues. For example, traffic levels on our web site may fluctuate during the summer and year-end vacation and holiday periods. Accordingly, in the future, our seasonal sales patterns may become more pronounced, may strain our capabilities and may cause a shortfall in net sales as compared to expenses in any given period.

THE SUCCESS OF OUR BUSINESS WILL DEPEND ON CONTINUED GROWTH IN THE USE OF THE INTERNET.

         Our market is new and rapidly evolving. Our business will suffer if Internet usage does not continue to grow, particularly usage by women. Internet usage may not grow for a number of reasons such as:

/bullet/ inadequate network infrastructure;

/bullet/ security concerns;

/bullet/ inconsistent quality of service; and

/bullet/ lack of availability of cost-effective, high-speed service.


      BECAUSE WE HAVE LIMITED MARKETING EXPERIENCE AND DEPEND ON THIRD-PARTY PARTNERS, WE MAY BE UNABLE TO DEVELOP THE BRAND RECOGNITION WE BELIEVE IS NECESSARY FOR US TO SUCCEED.

         We believe that establishing and maintaining the eDiets.com brand is critical to our success. To build our brand, we must aggressively expand our online and offline advertising and marketing relationships with other Internet programs. We depend on third parties with which we enter into marketing and advertising relationships to attract traffic to our web site. If their traffic decreases or we incorrectly determine that those web sites on which we advertise attract visitors likely to use our services, our advertising efforts will suffer. If we do not successfully promote and market our brand, we may never recover the substantial marketing, advertising and public relations expenses we plan to incur.

WE DEPEND ON SEVERAL MAJOR INTERNET PORTALS TO ATTRACT USERS TO OUR WEB SITE AND OUR BUSINESS COULD SUFFER IF THERE IS A DISCONTINUANCE OF OUR ADVERTISING ON THESE PORTALS.

         A significant portion of our online traffic has come from our advertising arrangements with America Online and iVillage. During 1999, approximately 15% of our revenues came from visitors who reached our web site through America Online and approximately 12% came from visitors arriving from iVillage. We have also recently entered into a significant advertising agreement with Yahoo and anticipate that an increasing portion of our revenues will come from visitors who reach our web site through Yahoo.

           Our agreements with iVillage and Yahoo end on December 31, 2000. Our agreement with America Online ends on March 31, 2000. iVillage, Yahoo and America Online have no obligation to renew the agreements when they expire. Our agreements with these advertisers also do not prohibit them from carrying online sites or developing and providing content that compete with our site. We are in the process of negotiating a further agreement with America Online to run through the remainder of 2000. However, we may not reach an agreement with America Online and may instead look to the other major portals in our advertising program for the coming year. If there is a discontinuance of our advertising for any reason on iVillage or Yahoo or if we fail to renew our advertising arrangements with America Online, our business could suffer.

WE DEPEND ON DAVID R. HUMBLE, OUR CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD, AND OUR OTHER KEY MANAGEMENT PERSONNEL AND THE LOSS OF THEIR SERVICES COULD HARM OUR BUSINESS. AS OUR MAJORITY SHAREHOLDER, MR. HUMBLE ALSO CONTROLS OUR BUSINESS AND THIS WEAKENS THE EFFECT OF OTHER STOCKHOLDERS' VOTES.

         Our business is dependent on David R. Humble, our Chief Executive Officer and Chairman of the Board, and other key management personnel. Although we have an employment agreement with Mr. Humble, our business would suffer if we were to lose his services. He does devote some time to other interests, including various inventions and patents. We have "key-man" life insurance in the amount of $2 million covering Mr. Humble.

         The success of our business will also depend on our ability to hire and retain additional qualified key executive management personnel particularly in the marketing, administrative and financial areas. Competition for qualified personnel in the Internet industry is intense. If we are unable to attract and retain additional qualified personnel, our business could suffer.

         Mr. Humble owns approximately 62% of our common stock. Therefore, he is able to determine the outcome of all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Accordingly, our other stockholders will have little say in the outcome of these matters.

OUR BUSINESS COULD SUFFER IF FINANCING IS NOT AVAILABLE WHEN WE MAY REQUIRE IT.

          We believe that the proceeds from our recently completed private placement, together with our funds from operations, will be sufficient to meet our anticipated capital needs through at least the next 12 months. However, due to unforeseen circumstances, unanticipated changes in our plans or other factors beyond our control, we may require financing sooner. We can't be certain that additional financing will be available to us on acceptable terms if we need it.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

         There is a concern that many organizations may experience operational difficulties at the beginning of the year 2000 as a result of the fact that many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. The costs of defending and resolving year 2000-related disputes, and any liability we incur for year 2000-related problems, could harm our business. As of the date of this prospectus, we have not had any year 2000 problems.

AN ACTIVE TRADING MARKET FOR OUR SECURITIES MAY NEVER DEVELOP.

         Although our common stock has been publicly held, for the past several years there has been no trading market for the stock. The placement agent of our private placement has filed an application to initiate quotations in our freely tradable shares of common stock in the "pink sheets" published by the National Quotation Bureau, Inc. Upon acceptance by the NASD, we expect that a limited trading market will commence.

         We intend to apply for listing of the common stock and warrants on the Nasdaq SmallCap Market as soon as we meet all of the listing requirements. However, we can't assure you that a substantial trading market will develop or be sustained or that you will be able to resell your shares or liquidate your investment without considerable delay, if at all.

THE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE COULD DEPRESS THE MARKET FOR OUR COMMON STOCK.

         The timing and amount of sales of shares covered by this registration statement could have a depressive effect on the market price of our common stock. Furthermore, the possibility that a substantial number of other shares of our common stock may become tradable in the public market may also adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of equity securities. Apart from the shares covered by this registration statement, the following shares will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act at the following times, subject to certain volume and other restrictions under Rule 144 and to agreements with the placement agent in our private placement restricting their sale:

/bullet/ 1,050,000 of the shares are currently eligible for sale; and

/bullet/ 6,814,065 shares will be eligible for sale beginning in November 2000.

         We can't predict the effect, if any, that sales of these shares or the availability of these shares for sale will have on the market prices prevailing from time to time.

CERTAIN RESTRICTIONS UNDER THE FEDERAL SECURITIES LAWS AND STATE SECURITIES LAWS MAY LIMIT AN INVESTOR'S ABILITY TO RESELL HIS SHARES.

         If our shares are not approved for listing on the NASDAQ SmallCap Market, or if approved, we are unable to meet the criteria for continued listing, and the trading price of our shares was to fall below U.S. $5 per share (subject to certain exemptions), trading in our shares would become subject to the Securities and Exchange Commission's penny stock rules. These rules could severely limit the market liquidity of our shares and the ability of purchasers in this offering to sell their shares in the secondary market.

         In addition, the securities laws of certain states do not allow the offer or sale of the shares unless we have registered or qualified the shares for sale in the state, or we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with these states' securities laws, a selling shareholder can only offer and sell his shares through registered or licensed brokers or dealers. These state requirements may limit an investor's ability to resell his shares.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus. You should not place undue reliance on the forward-looking statements in this prospectus, which speak only as of the date the statement is made.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock or warrants by the selling security holders. If all of the warrants and options included in this registration statement are exercised, we will receive estimated gross proceeds of $5,350,375.50. We intend to use the proceeds primarily to expand our marketing and advertising programs. We will use the balance for working capital and general corporate purposes. We offer no assurance that any of the warrants or options will be exercised.


                             MARKET FOR COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

NO CURRENT TRADING MARKET


         Although the shares of our common stock are publicly held, there has been no trading market for the shares for several years. The placement agent in our private placement has filed an application to initiate quotations in our freely tradable shares of common stock in the "pink sheets" published by the National Quotation Bureau, Inc. Upon acceptance by the NASD, it is anticipated that a limited trading market will commence. We intend to apply for listing of the common stock and warrants on the Nasdaq SmallCap Market as soon as we meet all of the listing requirements.

OUTSTANDING SHARES AND NUMBER OF HOLDERS


         As of February 14, 2000, we had 12,645,296 shares of common stock outstanding and approximately 209 stockholders of record.


DIVIDEND POLICY

         We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


         The following table shows our capitalization as of December 31, 1999, in thousands.

Long-term debt                                                         $    -0-

Stockholders' equity:
       Preferred stock, $.01 par value
              1,000,000 shares authorized, no shares issued
              and outstanding                                               -0-
       Common stock $.001 par value
              20,000,000 shares authorized; 12,645,296 shares
              issued and outstanding                                         13

       Additional paid-in capital                                         7,195

       Unearned compensation (1)                                             (7)

       Accumulated deficit                                               (1,389)
                                                                        --------
              Total stockholders' equity                                $ 5,812
                                                                        --------
                    Total capitalization                                $ 5,812
                                                                        ========

(1) Represents deferred compensation expenses in connection with unvested stock options we granted at an exercise price lower than the fair market value at the date of grant.

                             SELECTED FINANCIAL DATA


         You should read the selected financial information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes in this prospectus.

STATEMENT OF OPERATIONS DATA (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                              Year ended December 31,
                                          --------------------------------
                                             1999                 1998
                                          ----------           ----------
Revenues                                    $  2,385                $478

Cost of revenues                                 313                  76
Sales and marketing                            1,216                 436
General and administrative                     1,231                 404
Depreciation and amortization                    120                  62
Interest income                                   33                   -
Net loss                                        (462)                (500)
Loss  per common
    share-basic and diluted                   $(0.06)              $(0.06)





BALANCE SHEET DATA (IN THOUSANDS):

                                                       December 31,
                                                           1999
                                                     -----------------
Working capital                                           $ 5,323
Total assets                                                7,337
Total liabilities                                           1,525
Stockholders' equity                                        5,812



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         You should read the following discussion in conjunction with the financial statements and notes to those statements appearing elsewhere in this prospectus.

OVERVIEW

         We were originally formed in 1992 to acquire a predecessor company that was formed in 1970. Our original business was the design, manufacture and marketing of top-weight fabrics for use in the production of sportswear, swimwear and activewear. In 1995, we sold substantially all of our operating assets and until recently have not had an operating business.


         In November 1999, we acquired eDiets.com, Inc., a Delaware corporation through the merger of a newly created subsidiary into eDiets.com, Inc. Upon the merger, eDiets.com, Inc. became our wholly-owned subsidiary and we changed our name to eDiets.com, Inc. We changed our subsidiary's name to eDiets, Inc.

         eDiets, Inc. was incorporated in March 1996. By the end of 1997, we had:

         /bullet/ completed development of our original personalized diet program software;

         /bullet/ conducted a proof-of-concept test;

         /bullet/ established price points;

         /bullet/ created an internet direct marketing campaign; and

         /bullet/ begun to generate revenues.

         In January 1998, we became the first company to market customized fee-based diet programs exclusively on the Internet.


         Thus far, we have derived our revenues almost exclusively from the sale of our customized diet programs. Beginning in the third quarter of 1999, we began to generate some revenues from the sale of email addresses of visitors to our web site who have authorized us to allow third party solicitations. During the year, we also began to generate a small amount of advertising revenues in addition to commission revenue from the sale of third-party vendor products advertised on our web site.


         We recognize revenues from customer subscriptions to our program on a straight-line basis over the term of the subscription. Our present subscription term is three months. We currently offer, and have in the past offered, subscribers various payment options, including periodic payments over the term of the subscription. Because revenues from customer subscription are recognized over the term of the subscription, we may incur the related marketing expenses in a quarterly term prior to the recognition of the corresponding revenue.

         Since commencing our Internet business we have incurred operating losses. Because we intend to aggressively expand our marketing and advertising efforts, we anticipate that we will incur losses in the near future.

RESULTS OF OPERATIONS

         The following table shows our results of operations expressed as a percentage of total revenues:

                                                Year Ended
                                               December 31,
                                       ----------------------------
                                          1999               1998
                                          ----               ----
Revenue                                    100%               100%
                                          ====               ====
Cost of revenue                             13%                16%
Sales and marketing                         51                 91
General and administrative                  51                 85
Depreciation and amortization                5                 13
Interest income                              1                  -
Net loss                                   (19)              (105)



COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

         Our revenue for the year ended December 31, 1999 was $2,385,000 as compared to $478,000 for the year ended December 31, 1998. The increase in revenue was primarily due to the increase in the number of subscribers to our diet program. The principal reason for increase in the number of our members was the expansion of our advertising efforts in 1999. While all of our revenues in 1998 came from member subscriptions, approximately 8% of our revenues in 1999 came from two new additional sources of revenue:

         /bullet/ opt-in email revenue of $155,000 which we derive from the sale of email addresses of visitors to our web site who have authorized us to allow third-party solicitations;

         /bullet/ advertising and commission revenue of $41,000 derived from the sale of third-party vendor products and the sale of advertising on our web site;

         As of December 31, 1999, we had deferred revenue of $453,000 relating to membership payments for which services had not yet been provided.

         Our cost of revenue includes:

         /bullet/ Internet access and service charges;

         /bullet/ revenue sharing costs;

         /bullet/ salary payments to our nutritional staff; and

         /bullet/ compensation expense recognized for the excess of fair market value of our common stock over the exercise price of options granted to our dietitian.

         Cost of revenues increased to $313,000 or 13% of revenues for the year ended December 31, 1999 from $76,000 or 16% revenues for the year ended December 31, 1998. We attribute the dollar increase primarily to increased Internet access and service charges and revenue sharing costs incurred in connection with the expansion of our operations, and increased compensation payments to our dietitian.


         Sales and marketing expenses consist primarily of Internet advertising expenses which we generally incur prior to the recognition of revenues from sales generated from those efforts. These expenses increased to $1,216,000 or 51% of revenues for the year ended December 31, 1999 from $436,000 or 91% of revenues for the year ended December 31, 1998. The dollar increases in sales and marketing expenses were primarily due to our more aggressive advertising placements commencing during the second half of 1998 and continuing into 1999 with several major Internet portals, including several of the America Online web sites, Yahoo and iVillage. Sales and marketing expenses, as a percentage of revenues, decreased primarily due to a significantly higher customer base and related revenue compared to the prior year.


         General and administrative expenses consist primarily of salaries, overhead and related costs for general corporate functions, including professional fees. These expenses also include compensation expense for stock options granted with an exercise price below the fair market value of the common stock. General and administrative expenses increased to $1,231,000 or 51% of revenues for the year ended December 31, 1999 from $404,000 or 85% of revenues for the year ended December 31, 1998. The dollar increase was primarily due to the increases in salaries, general overhead and compensation expense related to stock option grants and increases in professional fees. General and administrative expenses, as a percentage of revenues, decreased primarily due to a significantly higher customer base and related revenue compared to the prior year.

         Depreciation and amortization expenses increased to $120,000 or 5% of revenues for the year ended December 31, 1999 from $62,000 or 13% of revenues for the year ended December 31, 1998. The dollar increase was primarily attributable to the purchase of additional computer equipment.

         We had interest income of $33,000 in the current year because we invested the proceeds of our private placement financing which we completed in the fourth quarter of 1999.

LIQUIDITY AND CAPITAL RESOURCES

         Through the end of 1997, we financed our cash requirements primarily through advances from David R. Humble, our Chief Executive Officer and sole shareholder. From 1998, as we began to generate more meaningful revenues, we financed our operations primarily through operating cash flow. During 1999, we repaid approximately $53,000 to Mr. Humble, and an additional $110,000 was forgiven by Mr. Humble and treated as an additional equity investment.

         During the second half of 1999, we also advanced approximately $88,000 to Mr. Humble. He has agreed to repay the advances, with interest at an annual rate of 7%, by March 1, 2001.

         As of December 31, 1999, we had cash and cash equivalents of $6,283,000. For the year ended December 31, 1999, operating activities provided cash of $297,000, primarily due to increases in accounts payable and accrued liabilities, partially offset by increases in accounts receivable, prepaid expenses and other current assets. Net cash used in investing activities was $310,000 and related to our purchases of property and equipment. Financing activities provided cash of $6,252,000 for the period and reflects $6,043,000 of net proceeds we raised during November and December 1999 in our private placement financing and assets received in our merger, partially offset by repayments of borrowings and advances to Mr. Humble.

         By utilizing the proceeds of the private placement, we intend to dramatically expand our Internet marketing campaign. We have recently entered into advertising arrangements which require substantial up-front capital expenditures, and plan on entering into additional similar advertising arrangements. In addition, we plan to add to our operating systems and our facilities and equipment in anticipation of our expanded customer base and offerings of new programs.

         We currently anticipate that the net proceeds of the private placement, together with funds from our operations, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months.

YEAR 2000 READINESS


         Many currently installed computer systems and software products are coded to accept or recognize only 2-digit entries in the date code field. These systems and software products will need to accept 4-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such

Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. As of the date of this prospectus, we have not experienced any year 2000 problems.

         STATE OF READINESS

         We have made an assessment of the Year 2000 readiness of our operating and administrative systems. Our assessment plan consisted of testing of our internally-developed information and computing systems with special attention to their representation and manipulation of calendar dates. We have confirmed that our internally-developed software avoids Year 2000 concerns by either using a full 4-digit date or using a binary value which is calculated using the year 1970 as a base, which methods will adjust for new centuries as well as leap years. In addition, in our assessment plan, we contacted third-party vendors of software, hardware and services that are related to the delivery of the services to our users and the vendors have indicated that the products and services used by us are currently Year 2000 compliant. Since January 1, 2000, we have had no problems with our internal systems or with third-parties.

         COSTS

 We have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. We do not presently anticipate that such expenditures will be material.

         RISKS AND CONTINGENCY PLAN

         Based on our assessment and our experience since January 1, 2000, we believe that our internal systems are Year 2000 compliant and will not produce erroneous results, fail to function or interrupt performance. Nevertheless, our systems may contain undetectable errors or defects associated with Year 2000 and operational difficulties may result. In addition, while vendors of our material software, hardware and services have indicated that they are in compliance, and we have experienced no problems with third-parties to date, we can't assure you that third-party software, hardware or services incorporated into our systems upon which we are reliant will not need to be revised or replaced, which could be time consuming and expensive. Furthermore, we can't assure you that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be Year 2000 compliant.

         The likely worse-case Year 2000 scenario is a systematic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure. Such a failure could prevent us from operating our business, prevent visitors from accessing our web site, or change the behavior of consumers accessing our web site. We believe that the primary business risks, in the event of such a failure, would include lost revenue, increased operating costs, loss of visitors to our web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation or breach of contract, any of which could have a material adverse effect on our business, results of operations and financial condition.

         We have not made any contingency plans to address these risks.

                                    BUSINESS

         We were formed in 1992 to acquire a predecessor company that was formed in 1970. Our original business was the design, manufacture and marketing of top-weight fabrics for use in the production of sportswear, swimwear and activewear. In 1995, we sold substantially all of our operating assets and until November 1999 had not had an operating business.


         In November 1999, we acquired eDiets.com, Inc., a Delaware corporation through the merger of a newly created subsidiary into eDiets.com, Inc. Upon the merger, eDiets.com, Inc. became our wholly owned subsidiary and we changed our name to eDiets.com, Inc. We changed our subsidiary's name to eDiets, Inc.

         Under the terms of the merger, we issued 7,814,065 shares of common stock to David R. Humble, the sole stockholder of eDiets, Inc. and 985,935 shares were reserved for the exercise of stock options granted to several of the current and former employees and consultants of eDiets, Inc. prior to the merger.

         We are one of the original marketers of customized fee-based diet programs exclusively online. We have developed a proprietary software engine that enables us to create a diet program, which we call our eDiets program, that is unique to each consumer and then deliver it directly to the consumer's home or office via the Internet. We believe our personalization features, low cost and centralized Internet distribution create a unique competitive advantage in a market, where the market leader, Weight Watchers International, operates a decentralized network of brick and mortar storefronts.

         At our Online Diet Center, we offer programs for both women and men. Women currently represent 90% of our customers. To enroll in a program, a consumer completes a questionnaire and their personal profile is automatically generated. We use this profile to create a private Internet diet site for the consumer to access for meal plans and other professional advice and information.

         We also publish news@eDiets.com, an online diet information resource. We currently email our newsletter twice a week to a community of over 1,029,000 consumers who have completed our questionnaire, received a personal profile and have provided us with an email address. Our web site also includes our Diet Store where we advertise a variety of health, fitness and nutrition products which our users can purchase from third-party vendors.

         During 1999, our web site had 2,698,466 visitors and 33,379 consumers from over 30 countries purchased subscriptions to our personalized diet program. Based on our internally-developed numbers, we believe that our members spend on the average 86 minutes per month on our site and have approximately 87 page-views a month.

              Our revenues in 1999 were approximately $2,385,000. Approximately 92% of our revenues came from the sale of our programs. Approximately 8% came from our sale of email addresses of visitors to our web site who have authorized us to allow third party solicitations and from commissions from the sale of third-party vendor products and advertising on our web site.

INDUSTRY OVERVIEW


         According to federal clinical guidelines on obesity issued by the National Heart, Lung and Blood Institute, in cooperation with the National Institute of Diabetes and Digestive and Kidney Diseases, approximately 97 million adults in the United States are overweight or obese.

         The weight-management industry consists of commercial weight-loss centers and physician-directed programs. Programs that are provided by physicians using prescription medication serve a relatively small segment of the market and are relatively expensive. Magazines, books, periodicals and public services offer unsupervised programs. The cost of these unsupervised programs range from free to the cost of a book or tape. Supervised programs offered by weight-loss clinics provide personal guidance and supervision, and cost substantially more than the eDiets program. Typically, the cost to the consumers for a program that provides personal guidance similar to the eDiets program ranges from $10-$14 per week, excluding the cost of food. Specialty foods offered by some weight-loss clinics cost approximately $60 per week.

EVOLUTION OF OUR BUSINESS.

         eDiets was formed in March of 1996.  In 1997:

         /bullet/ we completed development of our proprietary software; /bullet/ conducted a proof-of-concept test;
         /bullet/ established price points;
         /bullet/ created an Internet direct marketing campaign; and

         /bullet/ began to generate revenue.

         In January 1998, we became the first company to market a customized fee-based diet program exclusively on the Internet. We tested new site formats, marketing messages and pricing options designed to increase the number of site visitors and improve the ratio of subscribers to site visitors. During this period, we also increased our Internet server and communications network capacity to support a higher level of operations.

         In mid-1998, we created news@eDiets.com, our online diet, fitness and nutrition newsletter. During the second half of 1998, we began placing advertisements with several major Internet portals, including several of the America Online web sites, Yahoo and iVillage, to determine the most productive media buys.

         In February 1999, we completed development of proprietary software to measure consumer response in real time to marketing, pricing and other elements of a direct marketing campaign. This software uses certain elements of an in-store marketing system. David Humble, our Chief Executive Officer, has filed a patent application covering this system and licensed the rights to the invention covered by the patent application to us for use in the scope of our current business. Our system has allowed us to significantly improve the yield on advertising expenditures.

OUR MARKET OPPORTUNITY

         We believe consumers are becoming more interested in their general health and appearance today. We see a growing trend towards natural solutions for nutritional well-being and, accordingly, the potential to increase sales of our current and future nutritional programs, products and services. We also believe that many consumers find the conventional diet center experience to be inconvenient and costly because of factors such as:

         /bullet/ lack of privacy;

         /bullet/ travel time to the diet center;

         /bullet/ special food requirements; and

         /bullet/ scheduling demands.

         We created our online nutrition management center and personalized diet programs to provide consumers with a convenient and productive experience in a private and accessible online environment. The Internet provides a unique opportunity for us to deliver our programs and services faster, more conveniently and at less cost than Weight Watchers International, Jenny Craig, Inc. and our other offline competitors. The key components of our solution include:

/bullet/ PERSONALIZATION. Consumers benefit from a diet program that is personalized. Our system generates a custom diet for individuals based on their individual characteristics, needs, likes and goals. Our program allows the individual to make modifications and provides a way for the individual to communicate their progress so that their program can be updated periodically.

/bullet/ CONVENIENCE. Our Online Diet Center is available to consumers 24 hours a day, 7 days a week, from their home or office. It provides a range of services that is comparable to conventional offline centers that have limited hours of operation and require travel to and from their centers.

/bullet/ PRIVACY. Diet and weight-loss can be a sensitive subject that often requires frank discussions regarding solutions. Our online meetings and bulletin boards allow members to choose the option of being anonymous. This leads to more open and productive discussions between members and our staff, and within the eDiets community.


OUR STRATEGY

         We believe there is an established need for conventional weight management services internationally. Our primary positioning objective is to establish personalization as a new and essential component of this service in the mind of the consumer, and to identify eDiets as the originator of the concept. In addition, we intend to establish nutrition management as a new online category that includes not only consumers interested in weight management, but also those interested in fitness, healthy living and the aging process. We also intend to establish eDiets as a vertical Internet portal for diets and the leading online provider of personalized nutrition management services. The key elements of our strategy to reach these objectives include:


/bullet/ FOCUS ON ONLINE MARKETING AND DISTRIBUTION. Our primary advantage in the market is the economics of the Internet, including the relative low cost of customer acquisition, program distribution and customer communications compared to offline weight management programs. We plan to accelerate the online marketing of our current offerings and add additional programs, services and products to become the primary online destination for personalized diet-related advice, information and products.

/bullet/ COMMENCE AN OFFLINE MARKETING CAMPAIGN. We intend to advertise in print media, on radio and through billboards, and may utilize direct mailings.

/bullet/ BUILD STRONG BRAND RECOGNITION. We are expanding our online and offline public relations campaigns and creating relationships with other Internet programs. As an integral component of our brand development, we will seek to align with a celebrity spokesperson to assist us in our branding campaign.

/bullet/ REACH MORE CONSUMERS. We believe the growth of the Internet will provide us with opportunities to expand our marketing and reach consumers in markets, such as:

                  - medical offices;
                  - fitness centers;
                  - company intranets;
                  - nutrition stores; and
                  - related outlets at the retail level.

/bullet/ ENHANCE E-COMMERCE OPERATIONS. We are actively seeking to enhance and expand our Diet Store. We plan to enter into arrangements with third-party vendors to fulfill orders and ship products under our name.

/bullet/ PROMOTE REPEAT PURCHASES. We recognize the value of an acquired customer. Therefore we plan to implement long-term nutritional management programs to encourage the continued participation of eDiets members.

/bullet/ EMPLOY NEW TECHNOLOGIES. As Internet streaming audio and video become mainstream, we will seek to utilize these technologies to feature recognized personalities to broadcast their advice, information and motivational messages to our customer base.


THE EDIETS PROGRAM

         Our eDiets program is a customized diet program based on a profile provided by the user utilizing our proprietary software. To create an eDiets program for the user, the software system analyzes personal goals, food preferences and lifestyle, with nutrition content. It then creates a program that varies by individual and by changes in the individual's needs. The personalization feature eases the transition from the individual's current diet to the eDiets diet, because it includes familiar food groups and is in a format that fits the individual's lifestyle. The program includes a list of the "100 Best Supermarket Products", a personalized supermarket shopping list and weekly email tips, advice and information.


         To begin the program, consumers answer a series of profile questions and select a food plan. The program offers three different food plans:

/bullet/ A convenience food plan, comprised of pre-packaged food products;

/bullet/ A recipe plan, which primarily contains food recommendations requiring preparation; or

/bullet/ A combination convenience and recipe food preparation format.

         This information forms the individual's personal profile. Most customers use a credit card on our secure server to subscribe, while a limited number choose to subscribe by phone or fax and pay by check. Their first week's program is delivered immediately after their credit card submission or check payment has been received.

         Prior to May 1999, subscribers had to log on and answer questions regarding their personal weight management program and receive revised personalized programs on a weekly basis. In May 1999, we introduced "My eDiets", a means of creating a personal homepage for each eDiets member. With their My eDiets custom page, members can visit their site at any time to receive progress reports, access meal plans, shopping lists and hundreds of diet resources.

         The current subscription term for the eDiets program is three months, and the cost of the subscription is $35 if paid at the time of the subscription, or $40 if paid over three months. After the three months, members may continue their subscription on a monthly basis at a cost of $10 per month. Members have unlimited access to services during this period. We continually evaluate the cost of our program and expect price changes in the future.

         Members are encouraged to attend regular online motivation meetings and have access to chat rooms where they can receive community support 24 hours a day, seven days a week. They receive guidance, have the opportunity to ask questions and learn from others with the same goals. We believe that the online meetings provide a more convenient and private means of sharing ideas and experiences than traveling to conventional weight management storefronts, and attending open meetings with strangers.

         Women currently represent 90% of our customers. We recently began testing a mens' version of the eDiets program. The mens' program is specifically tailored to mens' emotional needs and physical considerations. We have not begun to advertise the mens' program on other web sites.

         The eDiets program was authored and is supervised by Donna M. De Cunzo, R.D., L.D., our Director of Nutrition. The program consists exclusively of professional advice and information and uses nutrition standards established by the federal government. The program is designed around caloric intake. In our program we only specify foods that can be purchased at the supermarket. We do not recommend or market diet pills or other controversial products.

NEWS@EDIETS.COM

         We publish news@eDiets.com, an online diet, fitness and nutrition resource offered free to consumers. Currently, news@eDiets.com generates approximately two million page views per month and is mailed to a community of over 1,029,000 consumers who have completed our questionnaire, received a personal profile and provided us with an email address. The newsletter is delivered bi-weekly to each subscriber. We obtain information for the newsletter from other Internet medical and health information providers and we write and edit all material. The newsletter also contains reference to certain health and nutrition related web sites of other companies with which we have revenue sharing arrangements.

THE DIET STORE

         Our web site includes a Diet Store in which we advertise a variety of health, nutrition and fitness products offered by third-party vendors. The Diet Store is a section of our web site which aggregates into one comprehensive storefront most of the opportunities found in our site where users can find specific products or services offered by outside parties. Currently, the primary categories of products we advertise in the Diet Store are vitamins and minerals and an array of fitness equipment and accessories. We receive commissions of between 5% and 35% on third-party vendors' products sold through our web site.

         We have only recently established the Diet Store and have received only minimal commissions on sales of the products advertised in the Diet Store to date. However, we are actively seeking to enhance and expand the Diet Store and plan to enter into arrangements with third-party vendors to fulfill orders and ship products under our name.

MARKETING AND PROMOTION

         We are implementing a five part marketing plan to generate traffic to our web site and attract customers. Our plan consists of:


         /bullet/ INTERNET ADVERTISING. A majority of our sales are generated from direct response advertising on the Internet. We place advertising banners on several major Internet online portals and sites that target female audiences with health and nutrition interests. We estimate that from 1% to 15% of the consumers who visit the sites on which we advertise on a regular basis, and viewed our advertising banners, responded by "clicking through" to the eDiets site. We have entered into advertising agreements with iVillage and Yahoo which run through the end of 2000. We have an advertising agreement with America Online to carry our banners that runs through March 2000. While we are negotiating with America Online for a new agreement to run through the remainder of 2000, we are not certain whether we will have an advertising agreement with them. We also advertise on other web sites. In 1999, approximately 15% of our sales came from visitors who reached our web site through America Online and approximately 12% came from visitors arriving through iVillage. These percentages do not include persons who initially visited our site through America Online or iVillage but did not subscribe to the eDiets program until they received our news@eDiets.com newsletter.

         /bullet/ NEWS@EDIETS.COM. Our newsletter, news@eDiets.com, is currently our largest promotional tool. Approximately 33% of our sales in 1999 came from consumers who received the newsletter and decided to subscribe to the eDiets program.

         /bullet/ SEARCH ENGINE LISTINGS. Approximately 7% of our sales in 1999 came from keywords on Internet search engines, such as Yahoo. Consumers may find the eDiets program by typing in keywords such as "diet" or "nutrition" on several of the leading Internet search engines. They then "click-through" to the eDiets site for complete details.

         /bullet/ REVENUE SHARING. In December 1998, we signed an agreement with
                  Microsoft's Link-Share, an Internet company that arranges affiliate programs. These affiliate programs allow other Internet sites to offer the eDiets program on their sites in exchange for a specified commission. We also pay an annual fee and a commission for each sale to Link-Share. As of December 31, 1999, we had approximately 1,360 affiliates under the Link-share program. In addition to this affiliate program, in early 1999, we began seeking arrangements with other web sites for the display of the eDiets banner in exchange for a share of the revenue from sale of subscriptions. Among the sites that we currently have revenue sharing arrangements with are Greentree and Diets to Go.

         /bullet/ OFFLINE MARKETING CAMPAIGN. We intend to commence an offline marketing campaign, in which we plan to advertise in print media, on radio and through billboards, and may utilize direct mailings.

   Our short-term marketing objective and strategy is to significantly increase our customer base by rapidly expanding our advertising program. At the same time, we will attempt to continually improve the ratio of sales to site visitors. We will seek to do this by:

         /bullet/ continually changing our selling messages;

         /bullet/ modifying our site architecture;

         /bullet/ changing our pricing strategy; and

         /bullet/ introducing additional payment options.

         Our longer term objective is to build a dominant Internet brand across the diet, nutrition and fitness categories. To accomplish this, we believe we will need to combine a broad-based Internet marketing advertising program, with print and television campaign. We will also need to add a celebrity spokesperson and increase our direct marketing management personnel.


COMPETITION

         We currently compete with several non-Internet weight-loss companies. Our major offline competitors are Weight Watchers International and Jenny Craig, Inc.


         We were one of the original marketers of customized fee-based diet programs exclusively online. We believe we can successfully capture market share from the established offline competitors for the following reasons:

/bullet/ CENTRAL POINT OF OPERATIONS. We market and distribute our programs from a single facility via the Internet. This is a more efficient system than operating a network of storefronts with fixed costs and staffing.

/bullet/ GEOGRAPHIC REACH. Conventional diet centers are typically located in areas where the population is concentrated and their use is limited by many convenience factors. As use of the Internet expands, eDiets will be able to reach more consumers.

/bullet/ FRANCHISEES. Most conventional diet center companies have sold territorial rights to their products and services to franchisees, and may face difficulties adopting a direct-to-consumer sales strategy.


         We believe that for our major offline competitors the challenge of an Internet entry is their current investment in hard assets, lease commitments and, more importantly, their franchised outlets. An Internet offer could cannibalize sales from existing storefronts, including those of franchisees. At this time, the non-Internet leaders have web sites, but they are limited to providing information, or driving traffic to their conventional storefronts.

         We also compete with a number of Internet sites, such as iVillage, Thrive and America Online Health Channel, which provide free diet and nutrition information. However, these major sites have an advertising model and do not currently offer a fee-based program or provide any personalization features.

         We know of two other online competitors aggressively marketing an online program with similarities to our program. Cyberdiet.com, has had an Internet presence for approximately three years offering free programs. It had introduced a subscription fee-based diet program comparable to ours, but has recently returned to a free program. In addition, we compete with Nutrisystem.com, a newly launched online weight-loss program by NutriSystem, Inc. that is very similar in design to our program. The NutriSystem program does not charge a subscription fee; however, participation in its weight-loss plan does require purchase of the NutriSystem pre-packaged product line, which is only available through the Nutrisystem.com web site. We believe that there are also several additional web sites under construction that will offer weight-loss programs that are very similar in design to our program.

         It is not possible for us to determine when or in what form the industry's response to the eDiets' program will be once it becomes highly visible. However, we anticipate that the industry leaders can be expected to mount a meaningful form of Internet response. In addition, given the rapid expansion of the Internet, other companies may develop similar programs or health-related sites that compete vigorously with our programs and services. Accordingly, we could experience increasingly intense competition in our marketplace and our business and operations could suffer.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND DOMAIN NAMES

         Our success depends on the protection of our original interactive proprietary software and systems and the goodwill associated with our trademarks and other proprietary intellectual property rights. Our interactive personalized diet programs are based on proprietary software that we have developed.

         David R. Humble, our Chief Executive Officer and Chairman of the Board, has filed a patent application covering the means of using the Internet to provide an interactive link in a store for the purpose of providing retailers and manufacturers with information to measure the response of the consumers to sales and marketing information. He has granted us a royalty-free exclusive perpetual license to use the aspects of the invention under the patent if a patent is issued that relate to our Internet marketing program. We have incorporated limited aspects of this software into our software to measure consumer response in real time to marketing, pricing and other elements of our program. For example, we can measure consumer response to changes in our page format or the attractiveness of various payment options. We can receive real time responses to these modifications and options.

         We attempt to protect our intellectual property and proprietary rights through a combination of trademark and copyright law, trade secret protection, and confidentiality agreements with our employees, and marketing and advertising partners. We pursue the registration of our domain names, trademarks and service marks in the United States. A substantial amount of uncertainty exists concerning the application of copyright and trademark laws to the Internet and there can be no assurance that existing laws provide adequate protection of our proprietary intellectual property or our domain names. The steps we take to protect our proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks, service marks and similar proprietary rights.

INFRASTRUCTURE OPERATIONS AND TECHNOLOGY

         We have designed our infrastructure to provide reliability and scalability as it supports our operations. Our architecture currently consists of several Dell Power Edge Servers running the Microsoft Windows NT Server Operating System and Web Server Software from Microsoft and Netscape. The servers are located in a secure third-party web hosting facility in Herndon, Virginia. This facility provides us with:

         /bullet/ ready access to increased network bandwidth;

         /bullet/ improved redundancy and disaster recovery;

         /bullet/ 24-hour onsite management and support; and

         /bullet/ the security and protection of a reliable data center.

Although this facility provides us with increased security and reliability, we can't assure you that there will be no interruption in service. To the extent that service is interrupted or delayed, we could experience a decrease in traffic, loss of customers, and harm to our reputation.

GOVERNMENT REGULATION

         There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to:

         /bullet/ liability for information retrieved from or transmitted over the Internet;

         /bullet/ online content regulation;

         /bullet/ visitor privacy; and

         /bullet/ taxation and quality of products and services.

Moreover, the applicability to the Internet of existing laws governing issues such as:

         /bullet/ intellectual property ownership and infringement;

         /bullet/ copyright;

         /bullet/ trademark;

         /bullet/ trade secret;

         /bullet/ obscenity;

         /bullet/ libel;

         /bullet/ employment; and

         /bullet/ personal privacy

is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws may have an adverse effect on our business.

LIABILITY FOR INFORMATION RETRIEVED FROM OUR WEB SITE AND FROM THE INTERNET

         Content may be accessed on our web site and this content may be downloaded by visitors and subsequently transmitted to others over the Internet. This could result in claims against us based on a variety of theories, including negligence, copyright or trademark infringement. We could also be exposed to liability with respect to third-party content that may be posted by visitors in our chat rooms or bulletin boards. It is also possible that if any information contains errors or false or misleading information, third parties could make claims against us for losses incurred in reliance on such information. In addition, we may be subject to claims alleging that, by directly or indirectly providing links to other web sites, we are liable for copyright or trademark infringement or the wrongful actions of third parties through their respective web sites. The Communications Decency Act of 1996 provides that, under certain circumstances, a provider of Internet services shall not be treated as a publisher or speaker of any information provided by a third-party content provider. This safe harbor has been interpreted to exempt certain activities of providers of Internet services. Our activities may prevent us from being able to take advantage of this safe harbor provision. Any claims brought against us in this respect may have a material and adverse effect on our business.

PRIVACY CONCERNS

         The Federal Trade Commission is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing web sites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish certain procedures to, among other things:

         /bullet/ give adequate notice to consumers regarding information collection and disclosure practices;

         /bullet/ provide consumers with the ability to have personally identifiable information deleted from a company's database;

         /bullet/ provide consumers with access to their personal information and with the ability to rectify inaccurate information;

         /bullet/ clearly identify affiliations with third parties that may collect information or sponsor activities on a company's web site; and

         /bullet/ obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

This regulation may also include enforcement and redress provisions. While we have implemented and intend to continue to implement programs designed to enhance the protection of the privacy of our visitors, we can't assure you that such programs will conform with any regulations which may be adopted by the FTC. The FTC's regulatory and enforcement efforts may adversely affect our ability to collect personal information from visitors and customers and therefore limit our marketing efforts.

TRADE PRACTICES REGULATIONS


         The FTC and certain states regulate advertising and consumer matters such as unfair and deceptive trade practices. The State of Florida, where our corporate offices and operations center are located, regulates certain marketing and disclosure requirements for weight loss providers. In addition, the nature of our interactive Internet activities may subject us to similar legislation in a number of other states. Although we intend to conduct our operations in compliance with applicable regulatory requirements and continually review our operations to verify compliance, we can't assure you that aspects of our operations will not be reviewed and challenged by the regulatory authorities and that if challenged that we would prevail. Furthermore, we can't give any assurance that new laws or regulations governing weight loss and nutrition services providers will not be enacted, or existing laws or regulations interpreted or implied in the future in such way as to cause harm to our business.


REGULATIONS OF OTHER JURISDICTIONS


         Due to the global nature of the Internet, it is possible that, although transmissions by us over the Internet originate primarily in the United States, the governments of other foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of these developments could cause our business to suffer. In addition, as our service is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. We have not qualified to do business as a foreign corporation in any jurisdiction, except Florida. This failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in such jurisdictions.


EMPLOYEES

         We currently have 21 full-time and two part-time employees. We have an arrangement with a third-party professional employer service which provides services, including payroll, human resources benefits and workers compensation administration, for all of our employees, including our Chief Executive Officer, David R. Humble. We believe our relationship with our employees is good.

FACILITIES


         We currently lease approximately 2,600 square feet of office space in Deerfield Beach, Florida, under a lease expiring on September 30, 2004. The current monthly rental, including lessor leasehold improvements repayment obligation and pro-rated share of common area facilities expenses, is $3,382.


LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Our Directors and Executive Officers are as follows:

NAME                                AGE              POSITION
----                                ---              --------

David R. Humble                     64               Chairman of the Board and
                                                     Chief Executive Officer

Robert T. Hamilton                  36               Chief Financial Officer

Steven Johnson                      35               Chief Technology Officer

Christine M. Brown                  42               Director of Operations

Isaac Kier                          47               Director

Matthew A. Gohd                     43               Director

Dr. Bruce Yaffe                     48               Director

James M. Meyer                      63               Director

Cary S. Fitchey                     47               Director

Lee S. Isgur                        62               Director


         DAVID R. HUMBLE has served as our Chairman of the Board and Chief Executive Officer since the closing of our merger in November 1999. Mr. Humble has served as Chairman of the Board, President and Chief Executive Officer of eDiets, Inc. since he founded that company in March 1996. From July 1995 to August 1996, he was a consultant to Advanced Promotion Technologies, Inc., which was engaged in the development and marketing of interactive electronic point of sale marketing systems in supermarkets. From 1987 to July 1995, he had served as Chairman of the Board of Advanced Promotion Technologies, Inc. and additionally as the Chief Executive Officer until 1993. Advanced Promotion Technologies, Inc. filed for bankruptcy protection in August 1996. From 1985 to 1987, he was the President, Chief Executive Officer and Director of CheckRobot, Inc., which developed a self-service checkout system for supermarkets. From 1968 to 1985, he served in a number of marketing and operations capacities with Sensormatic Electronics Corporation, which develops and markets electronic security and surveillance products, including Vice President/Manufacturing and Vice President/Future Products and was a member of its board of directors. Mr. Humble holds a number of technology patents, including the original electronics security tag found on garments in retail stores worldwide to protect against shoplifting.

         ROBERT T. HAMILTON has served as our Chief Financial Officer and Treasurer since November 1999. From July 1995 to November 1999 he was Manager, Financial Reporting for Equinox Systems Inc., a public company engaged in the design and development of serial input/output communication devices. Prior to July 1995, Mr. Hamilton was an audit manager with Arthur Andersen LLP. Mr. Hamilton is also a certified public accountant.

         STEVEN JOHNSON has served as our Chief Technology Officer since November 1999. Mr. Johnson had served as the Chief Technology Officer of eDiets, Inc. since November 1998 and prior to that had been its Director of Software Development on a part-time basis. From November 1996 through November 1998, he served as a Senior Principal Engineer for Sensormatic Electronics Corporation. From April 1991 to November 1996, he was the Manager for Software Development for Advanced Promotion Technologies, Inc.

         CHRISTINE M. BROWN has served as our Director of Operations, and Secretary since November 1999 and of eDiets, Inc. since July 1999. From February 1999 to July 1999, she was a financial consultant to eDiets, Inc.. From March 1997 through June 1999 she was the Manager for Financial Reporting for Iron Mountain Records Management, Inc., a company engaged in the management of off-site record storage.

From June 1995 to March 1997, she was the Director of Business Development of the Family Behavioral Center in Delray Beach, Florida. From March 1988 through April 1995, she was the Director of Operations for Advanced Promotion Technologies, Inc.

         ISAAC KIER has served as our President, Chief Executive Officer and Chairman of the Board since 1992 until November 1999. He was the President and Chief Executive Officer since 1981 and Chairman of the Board since 1987 of Lida, Inc., a predecessor company we acquired by merger in 1992. He was the Vice President of Lida, Inc. from 1978 to 1981. Since our merger with eDiets, Inc. in November 1999, he has served as a member of our board of directors and a member of our executive committee. From April 1997, he has been a principal of First Americas Partners, LLC, a $50 million investment partnership focusing on investments in North and South America. From January 1998 to April 1998, he was interim Chairman of the Board of Directors of Premier Cruises. From 1987 to 1997, he also served as the Managing Partner of Dana Communications Limited, a non-wireline cellular licensee.

         MATTHEW A. GOHD has served as a member of our board of directors and a member of our executive committee since November 1999. Mr. Gohd has served as Managing Director, Capital Markets of Whale Securities Co., L.P., our Placement Agent, since 1989. Mr. Gohd is also a Director of OnStage Entertainment, Inc. a publicly-held company engaged in concert promotions.

         BRUCE YAFFE, M.D. has served as a member of our board of directors since November 1999. Dr. Yaffe is a prominent physician with a private practice in internal medicine in New York, New York. He has been a practicing physician since 1982. Dr. Yaffe is a consultant to BOARD ROOM REPORTS NEWSLETTER and BOTTOM LINE PERSONAL NEWSLETTER. He is also a member of the Editorial Board of ENVIRONMENTAL NUTRITION NEWSLETTER.

         JAMES M. MEYER has served as a member of our board of directors since December 1999. Although currently retired, Mr. Meyer was the Agency Manager of James M. Meyer Agency, a corporate planning and insurance agency he founded in 1967. The agency, which offered sales and services provided by The Equitable Company/AXA, grew into one of the top ten agencies in the insurance industry, with almost 400 employees.

         CARY S. FITCHEY has served as a member of our board of directors since December 1999. Since October 1999 Mr. Fitchey has been a managing partner of FG II Management Co., LLC., a venture capital firm primarily investing in business-to-business and high-tech companies. In addition, since June 1998 he has been the Managing Partner of British Pacific Partners, LLC which was formed in 1998 for investment consulting services in potential industry consolidating opportunities and a variety of advisory services to start-up organizations in turn-around situations. From June 1994 to June 1998 Mr. Fitchey was a partner with Dartford Partners, which invested in branded products concentrating on the food and beverage categories such as

Duncan Hines, Mrs. Buttersworth, Lenders Bagels and others. From 1985 through 1993, Mr. Fitchey was Managing Director of Triad Partners, Ltd., an advisory and investment company.

         LEE S. ISGUR has served as a member of our board of directors since December 1999. Mr. Isgur has been the Managing Partner of Corporate Counselors, a research and investment banking consulting firm since 1997. From 1994 to 1997, he was Managing Director of Jeffries & Company, an investment banking firm. From 1991 to 1994, he was a partner at Volpe Welty Company, an investment banking firm. From 1977 to 1991, he was employed by Paine Webber, an investment banking firm, where he became a First Vice President. As an analyst and banker on Wall Street for over 30 years, Mr. Isgur has participated in numerous public and private offerings for both domestic and international companies over a broad array of consumer, entertainment and technology industries.

         Directors are elected at each annual meeting of our shareholders and hold office until the next annual meeting of shareholders and the election and qualification of their successors. Our executive officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

KEY EMPLOYEE


         DONNA M. DE CUNZO, R.D. L.D., age 32, has served as our Director of Nutrition Services since November 1999. She has served as the Director of Nutrition Services of eDiets, Inc. since May 1996. From September 1995 to May 1996, she was the Director of Nutrition Services for Wellness Centers of America. From May 1994 to February 1995, she was the Director of Consumer Affairs for the Fleming Companies, a food wholesaler and from August 1993 to May 1994, she had a private nutrition counseling practice. Ms. De Cunzo is a registered dietitian, licensed by the State of Florida.


COMMITTEES OF THE BOARD

         We have established three committees of the board of directors. They are:

/bullet/ an executive committee which has all the authority which may be delegated to such committee under Delaware Corporation Law. The executive committee currently consists of David R. Humble, Isaac Kier and Matthew A. Gohd.

/bullet/ an audit committee which reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The audit committee currently consists of Isaac Kier, Cary
         S. Fitchey and James M. Meyer.

/bullet/ A compensation committee which reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plan and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Lee S. Isgur, James M. Meyer and Cary S. Fitchey.

DIRECTOR COMPENSATION


         Our directors do not currently receive any cash compensation from us for their services as members of the board of directors, although they are reimbursed for travel and lodging expenses in connection with attendance at board and committee meetings. Under our 1999 Stock Option Plan, non-employee directors are eligible to receive nondiscretionary automatic grants of vested options to purchase 25,000 shares of common stock per year at an exercise price equal to the market price of our common stock on the date of grant. Upon their appointment to the board, each of the current directors, except for Mr. Humble, received 25,000 vested options exercisable at $2.00 per share. In addition, Messrs. Humble, Gohd and Kier, the members of our Executive Committee, each received on their appointment a one-time grant of options to purchase 100,000 shares of common stock at an exercise price of $2.00 per share.

         In addition, in February 2000 each member of the audit committee and compensation committee received a grant of an option for 25,000 shares at an exercise price of $2.00 per share. These options vest on a quarterly basis over a period of two years from the date of grant.


EXECUTIVE COMPENSATION

CASH COMPENSATION


         The following table summarizes all compensation paid by us during our fiscal years ended December 31, 1999, December 31, 1998 and December 31, 1997 to our Chief Executive Officer, our former Chief Executive Officer and each other executive officer whose annual compensation exceeded $100,000 during the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION                         LONG TERM AWARDS
                                                -------------------                         ----------------
                                                                                            SECURITIES
NAME AND PRINCIPAL                                                      OTHER ANNUAL        UNDERLYING         ALL OTHER
  POSITION                    YEAR     SALARY($)      BONUS($)        COMPENSATION($)       OPTIONS (#)       COMPENSATION
                              ----     ---------      --------        ---------------       -----------       ------------
  David R. Humble, Chief      1999      $17,309          $0                  $0               100,000              $0
     Executive Officer        1998         0              0                   0                                     0
                              1997         0              0                   0                                     0

 Isaac Kier, former Chief     1999         0              0                   0               157,500               0
     Executive Officer        1998         0              0                   0                                     0
                              1997         0              0                   0                                     0

OPTION GRANTS IN THE LAST FISCAL YEAR

         The following provides summary information regarding stock options granted to our current and former Chief Executive Officer during 1999:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)

                    NUMBER OF         % OF TOTAL         EXERCISE
                    SECURITIES       OPTIONS/SARS          OR
                    UNDERLYING        GRANTED TO           BASE
                     OPTIONS         EMPLOYEES IN         PRICE     EXPIRATION
     NAME           GRANTED(#)      FISCAL YEAR (2)       ($/SH)       DATE
     ----           ----------      ---------------      ---------  ----------

David R. Humble     100,000(1)           9.0%              2.00       11/17/04

Isaac Kier          125,000(1)          14.2%              2.00       11/17/04

                     32,500(1)                             1.425      11/17/04
---------------
[FN]
(1)These options were exercisable as of the date we granted them.
(2)Also include options granted to members of our board of directors, members of our executive committee and to a consultant.

OPTION EXERCISES AND HOLDINGS

         The following table provides summary information regarding option exercises during 1999 and the value of options held as of that date by our current and former Chief Executive Officer.

             AGGREGATE OPTION EXERCISES FOR FISCAL 1999 AND YEAR END
                                 OPTION VALUES

                                                                                              VALUE OF
                                                                        NUMBER OF            UNEXERCISED
                                                                       UNEXERCISED          IN-THE-MONEY
                                                                        OPTIONS AT           OPTIONS AT
                                                                       DECEMBER 31,          DECEMBER 31,
                               SHARES                                    1999(#)               1999($)
                              ACQUIRED             VALUE($)            EXERCISABLE/         EXERCISABLE/
NAME                        ON EXERCISE            REALIZED           UNEXERCISABLE         UNEXERCISABLE
----                        -----------            --------           -------------         -------------
David R. Humble                  0                     0                100,000/0                 0

Isaac Kier                       0                     0                157,500/0           $18,687.50(1)
---------------

(1)The total value of unexercised in-the-money options is based upon the difference between the $2.00 price per share paid by investors in our recent private placement and the exercise price of $1.425 of 32,500 of Mr. Kier's options.

EMPLOYMENT AGREEMENTS

         In November 1999, we entered into a three-year employment agreement with Mr. Humble. He receives a base salary of $150,000 per year and a bonus to be determined by the Compensation Committee, based on income before taxes. The employment agreement contains a non-competition provision for the term of employment and two years thereafter and a non-disclosure provision.

         In November 1999, Robert T. Hamilton became our Chief Financial Officer. We pay Mr. Hamilton an annual base salary of $100,000. We also granted him 100,000 five-year stock options which vest in four semi-annual installments over a two year period and are exercisable at $2.00 per share. In addition, we agreed to grant him 15,000 additional options at the end of his first full year at an exercise price equal to the fair market value at that time, if he achieves agreed upon performance targets. While Mr. Hamilton does not have an employment agreement for a fixed term, we have agreed that if we chose to terminate his employment without cause, we shall provide him with four months of severance at his then current salary.

STOCK OPTIONS

         PLAN OPTIONS

         In November 1999, we established an option plan for our employees, directors and consultants. We have reserved 1,830,000 shares of common stock for issuance upon the exercise of stock options granted under the plan. The plan provides for the grant of incentive stock options and non-statutory stock options. Incentive stock options are options granted under the plan that meet the definition of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code 1986. Non-statutory stock options are options granted under the plan that are not intended to qualify as incentive stock options under the Code. The maximum term of options under the plan are ten years. The plan is administered by our compensation committee. The plan provides for the grant of discretionary options to key employees and non-employees. The plan also provides for nondiscretionary automatic options to be granted to members of our board of directors who receive 25,000 options on an annual basis at the fair market value at the date of grant. As of the date of this prospectus, we have granted options under the plan to purchase an aggregate of 901,500 shares, all exercisable at $2.00 per share.

         NON-PLAN OPTIONS.

         In connection with our merger with eDiets, Inc., we granted Isaac Kier vested options to acquire 32,500 shares of common stock at a purchase price of $1.425 per share. Under a stock option program adopted in May of 1996, eDiets, Inc. granted stock options to several employees and consultants, including former employees and consultants. Under the program, an aggregate of 917,714 options were granted to 15 persons during the period from May 1996 through February 1999. All of the options are exercisable over a period of five or ten years at $ 0.01 per share and vest in monthly installments over a period of 1 year from the date of grant. As of January 31, 2000, 825,943 of these options are vested and 91,771 have lapsed. In addition, in July 1999, eDiets, Inc. granted an aggregate of 159,993 additional options to a key employee exercisable over a period of ten years at a price of $2.00 per share. The options vest in monthly installments over a period of two years from the date of grant. We assumed all of the eDiets, Inc. stock options in connection with the merger.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         Our certificate of incorporation contains provisions eliminating the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability

         /bullet/ for any breach of such director's duty of loyalty to our company or its stockholders; or

         /bullet/ for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; or

         /bullet/ under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

         /bullet/ for any transaction from which the director derived an improper personal benefit.

         These provisions offer our directors protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above, including grossly negligent business decisions made in connection with takeover proposals. As a result of these provisions, our stockholders' ability to successfully sue a director for a breach of his duty of care has been limited. The Securities and Exchange Commission has taken the position that the provisions will have no effect on claims arising under the federal securities laws.

         Section 145 of the Delaware Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions subject to certain limitations. Our certificate of incorporation provides that we shall indemnify and shall advance expenses on behalf of our officers, directors, employees and agents to the fullest extent permitted by law. In addition, we are also a party to indemnification agreements with each of our directors and officers.

         To the extent we have the power to indemnify our directors, officers and controlling persons under the provisions described above, we have been advised that in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.

                             PRINCIPAL STOCKHOLDERS

         The following table presents certain information as of February 14, 2000 regarding beneficial ownership of our common stock by:

         /bullet/ each person or entity known by us to own beneficially 5% or more of our outstanding common stock;

         /bullet/ each of our directors;

         /bullet/ all of our directors and executive officers as a group.


         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The address for each listed director is: c/o eDiets.com, Inc., 3467 W. Hillsboro Boulevard, Suite 2, Deerfield Beach, Florida 33442. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of February 14, 2000, but exclude shares of common stock underlying options or warrants held by any other person. The percentage of beneficial ownership is based on 12,645,296 shares of common stock outstanding as of February 14, 2000, before any consideration is given to outstanding options, warrants or convertible securities.

              NAME AND ADDRESS                          NUMBER OF SHARES                    PERCENT
            OF BENEFICIAL OWNERS                       BENEFICIALLY OWNED                   OF CLASS
            --------------------                       ------------------                   --------
David R. Humble                                             7,905,065(1)                     62.0%

FG II Management Co., LLC.,                                 1,350,000(2)                     10.31%
20 Dayton  Avenue,
Greenwich, Connecticut 06430

Isaac Kier                                                    914,929(3)                      7.1%

Matthew Gohd                                                  387,500(4)                      3.2%

James M. Meyer                                                100,000(5)                       *

Dr. Bruce Yaffe                                                25,000(6)                       *

Cary S. Fitchey                                             25,000(6)(7)                       *

Lee S. Isgur                                                   25,000(6)

All directors  and  executive                               9,611,869(8)                     71.8%
officers as a group (10 persons)

*Less than 1%

(1)      Includes 100,000 shares issuable upon exercise of vested stock options.

(2)      Includes 450,000 shares issuable upon the exercise of warrants issued in the private placement.

(3)      Includes: 157,500 shares issuable upon exercise of vested stock options; 62,500 shares issuable upon exercise of warrants issued in private placement; and 125,000 shares and 62,500 shares issuable upon the exercise of warrants issued

                                                        38

         in the private placement to Coqui Capital Partners, L.P., of which Mr. Kier is the general partner. Mr.
         Kier disclaims beneficial ownership of shares held by Coqui Capital Partners, L.P. except for his proportional interest therein.

(4)      Includes: 125,000 shares issuable upon exercise of vested stock options; and 62,500 shares issuable upon the exercise of warrants issued in the private placement. Does not include 25,000 shares and 12,500 shares issuable upon the exercise of warrants issued in the private placement to Porpoise Investors I,
         L.P. Mr. Gohd is the President of the general partner of the general partner of Porpoise Investors I,
         L.P. and disclaims beneficial ownership of these shares.

(5)      Includes: 25,000 shares issuable upon the exercise of vested stock options; and 25,000 shares issuable upon the exercise of warrants issued in the private placement.

(6)      Represents shares issuable upon the exercise of vested stock options.

(7)      Does not include 900,000 shares and 450,000 shares issuable upon the exercise of warrants held by FG II
         Management Co., LLC., of which Mr. Fitchey is a managing partner.

(8)      Includes an aggregate of 229,375 additional shares issuable upon exercise of stock options that are vested or exercisable within 60 days held by two executive officers.

                              CERTAIN TRANSACTIONS

LOAN BY STOCKHOLDER


         Through the end of 1997, David R. Humble, our Chief Executive Officer, advanced loans to us to finance our start-up development cost. The loans were non-interest bearing and did not have a fixed due date. In 1998, we repaid approximately $54,000 to Mr. Humble, and in 1999, we repaid approximately $53,000 to him. In 1999, he also forgave $110,000 which was treated as an additional equity investment.

         In addition, during the second half of 1999, we advanced approximately $88,000 to Mr. Humble. He has agreed to repay these advances by March 1, 2000 with interest at an annual rate of 7%.


PATENT LICENSE


         Mr. Humble has filed a patent application covering the means of using the Internet to provide an interactive link for the purpose of providing retailers and manufacturers with information to measure the response of the consumers to the sales and marketing information. He has granted us an exclusive royalty-free perpetual license to use the aspects of the invention and improvements under the patent, if a patent is issued, as it relates to our Internet marketing program.


                            SELLING SECURITY HOLDERS

         The following table presents certain information regarding the beneficial ownership of our shares of common stock and warrants by the selling security holders as of February 14, 2000, and the number of shares of common stock and warrants covered by this prospectus. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us, except as noted below. Also, as noted below, following the offering, and assuming all of the common stock offered by the selling stockholders has been sold, none of the selling security holders will beneficially own 1% or more of our common stock.

                                                                        NUMBER OF          BENEFICIAL
                                   NUMBER OF SHARES                   WARRANTS OWNED       OWNERSHIP
                                     BENEFICIALLY       NUMBER OF     PRIOR TO THE       OF SHARES AFTER
            NAME OF                 OWNED PRIOR TO    SHARES BEING    OFFERING AND          OFFERING
    SELLING SECURITY HOLDER        THE OFFERING (1)      OFFERED      BEING OFFERED          NUMBER        PERCENT
    -----------------------        ----------------      -------      --------------     ---------------   -------
David R. Humble (2)                   7,905,065           1,100,000               0          6,805,065        53.8

Isaac Kier (3)(7)                       914,929             320,000          62,500            594,929         4.7

Whale Securities Co., L.P. (4)          395,625               75,000              0            320,625         2.8

Matthew Gohd (5)(7)                     387,500             362,500          62,500             25,000

Murray & Renee Silverstein (6)           18,750              18,750           6,250                -0-
(7)

Chet & Denise Gohd (6)(7)                18,750              18,750           6,250                -0-

Dr. Gabriel Golan (6)(7)                 37,500              37,500          12,500                -0-

Robert Horwitz  (6)(7)                   75,000              75,000          25,000                -0-

Ricardo Koenigsberger (6)(7)             18,750              18,750           6,250                -0-

Robert A. Farmer (6)(7)                  37,500              37,500          12,500                -0-

Raz Alon (6)(7)                          37,500              37,500          12,500                -0-

Howard Park & June Y. Park (6)           37,500              37,500          12,500                -0-
(7)

Ralph Kier (6)(7)(8)                    115,760              37,500          12,500             78,260

Ilene Robbins (6)(7)                     18,750              18,750           6,250                -0-

Jeffrey Davidson (6)(7)(9)              155,000              75,000          25,000             80,000

Edmondo Schwartz (6)(7)                  37,500              37,500          12,500                -0-

James Meyer (6)(7)(10)                  100,000              75,000          25,000             25,000

David E. Farber (6)(7)                   18,750              18,750           6,250                -0-

Michael & Lynn Steinberg (6)(7)          37,500              37,500          12,500                -0-

                                       40

Roger N. Gladstone (6)(7)                37,500              37,500          12,500                -0-

Mark Siegel (6)(7)                       18,750              18,750           6,250                -0-

James A. Quella (6)(7)                   56,250              56,250          18,750                -0-

Lawrence S. Coben (6)(7)                 37,500              37,500          12,500                -0-

Moshe Bamberger (6)(7)                   37,500              37,500          12,500                -0-

Ronald Rotter (6)(7)                     18,750              18,750           6,250                -0-

Elliott Broidy, IRA (6)(7)              300,000             300,000         100,000                -0-

Gross Foundation, Inc. (6)(7)           150,000             150,000          50,000                -0-

Ellis Enterprises (6)(7)                 75,000              75,000          25,000                -0-

Marvin Weissman (6)(7)                   18,750              18,750           6,250                -0-

David Weiss (6)(7)                       28,125              28,125           9,375                -0-

BNY Clearing Services LLC Cus           247,010             187,500          62,500             59,510
FBO William G. Walters, IRA
(7)(11)

Martin Chopp (6)(7)                      75,000              75,000          25,000                -0-

Shimshon Mandel (6)(7)                   37,500              37,500          12,500                -0-

Talbiya B. Investments, Ltd.             37,500              37,500          12,500                -0-
(6)(7)

Nesher, Ltd. (6)(7)                      37,500              37,500          12,500                -0-

Balmore Funds, S.A. (6)(7)              375,000             375,000         125,000                -0-

Coqui Capital Partners, L.P.(3)         187,500             187,500          62,500                -0-
(6)(7)

Jay T. Snyder (6)(7)                     18,750              18,750           6,250                -0-

John F. Cappiello (6)(7)                 37,500              37,500          12,500                -0-

Overdrive Capital Corporation            75,000              75,000          25,000                -0-
(6)(7)

John Pappajohn (6)(7)                    75,000              75,000          25,000                -0-

Peter S. Knight (6)(7)                   37,500              37,500          12,500                -0-

Lawrence W. Ruvo Living Trust            37,500              37,500          12,500                -0-
(6)(7)

Vulcan Properties, Inc. (6)(7)           56,250              56,250          18,750                -0-

Mark Green (6)(7)                        37,500              37,500          12,500                -0-

Porpoise Investors I, L.P. (4)           37,500              37,500          12,500                -0-
(6)(7)

Magellan Acq. & Investment Co.           75,000              75,000          25,000                -0-
(6)(7)

FG II Management Co., Inc. (6)        1,350,000           1,350,000         450,000                -0-
(7)

Fred & Wendy Ordower (6)(7)              18,750              18,750           6,250                -0-

                                       41

Sherleig Assoc., Inc. Profit            225,000             225,000          75,000                -0-
Sharing, Jack Silver, Trustee
(6)(7)

Leopard Aggressive Fund (6)(7)           75,000              75,000          25,000                -0-

Lewis Mitchell(6)(7)                     37,500              37,500          12,500                -0-

Zakeni Limited(6)(7)                    112,500             112,500          37,500                -0-

David F. Chazen(6)(7)                    75,000              75,000          25,000                -0-

Harry Mittelman(6)(7)                    18,750              18,750           6,250                -0-

Fred and Wendy Ordower (6)(7)            18,750              18,750           6,250                -0-

Peter Vita(6)(7)                         37,500              37,500          12,500                -0-

Robert Kaplan(6)(7)                      18,750              18,750           6,250                -0-

Allison Koffman(6)(7)                    18,750              18,750           6,250                -0-

PC Consulting, Inc. (6)(7)               37,500              37,500          12,500                -0-

Akhil Gupta(6)(7)                        75,000              75,000          25,000                -0-

Jonathan D. Eilian(6)(7)                 75,000              75,000          25,000                -0-

Barry S. Sternlicht(6)(7)                37,500              37,500          12,500                -0-

Robert Torricelli(6)(7)                  18,750              18,750           6,250                -0-

Ira Greenspan(6)(7)                      18,750              18,750           6,250                -0-

Eugene Minsky(6)(7)                      18,750              18,750           6,250                -0-

DiMassimo Brand Advertising,
Inc. (12)                                27,500              27,500             -0-                -0-

(1)      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities, and includes any shares of common stock which a person has the right to acquire within 60 days of February 14, 2000.

(2)      David R. Humble has served as our Chairman of the Board and Chief Executive Officer since November 1999 and was the Chairman of the Board, President and Chief Executive Officer of eDiets, Inc. since March 1996.
         The number of shares he currently owns and the number he is offering under this prospectus includes
         100,000 shares issuable upon exercise of vested stock options.

(3)      Isaac Kier is a director of our company. He served as our President, Chief Executive Officer and Chairman
         of the Board from 1992 until November 1999. The shares he currently owns and the shares he is offering under this prospectus include 132,500 shares issuable upon exercise of vested stock options and 62,500 issuable upon exercise of warrants he acquired in the private placement. Included in the shares he currently owns are 125,000 shares and 62,500 shares

                                                        42

         issuable upon the exercise of warrants issued in the private placement to Coqui Capital Partners, L.P., of which Mr. Kier is the general partner. These shares are being offered under this prospectus by Coqui
         Capital Partners, L.P. Mr. Kier disclaims beneficial ownership of these shares, except for his proportional interest in Coqui Capital Partners, L.P.

(4)      Whale Securities Co., L.P. was the placement agent in our private placement. The shares owned by Whale include 320,625 shares issuable upon the exercise of warrants Whale received as a placement agent fee in our private placement, and 75,000 shares Whale received as an advisory fee in connection with our merger.  Whale is offering the 75,000 shares under this prospectus.

(5)      Matthew Gohd has been a director of our company since November 1999. The shares he owns and those to be offered under this prospectus include 100,000 shares issuable upon exercise of vested stock options and
         62,500 shares issuable upon the exercise of warrants he acquired in the private placement. The shares he owns and will offer under this prospectus also include 75,000 shares which Whale Securities Co., L.P.
         received as an advisory fee in connection with our merger and distributed to Mr. Gohd. Mr. Gohd is the
         President of the general partner of the general partner of Porpoise Investors I, L.P. Mr. Gohd is also the
         Managing Director, Capital Markets of Whale Securities Co., L.P.

(6)      Of the shares of common stock beneficially owned, two-thirds represent shares of common stock owned and one-third represents shares of common stock that may be immediately acquired pursuant to warrants.

(7)      In the event that this registration statement has not become effective and our common stock listed on the
         Nasdaq SmallCap Market by May 17, 2000, as a penalty to us we shall issue to each of these investors shall be issued shares of our common stock in an amount equal to one-half of the number of shares issuable upon exercise of the warrants. The penalty shares are not included in the number of shares beneficially owned prior to the offering, the number of shares being offered and the beneficial ownership after the offering.
         If and when the penalty shares are issued, they will be deemed included as shares offered under this prospectus.

(8)      Ralph Kier served as a director and Secretary of our company from its organization in 1992 until November
         1999.

(9)      Jeffrey Davidson has served as a consultant to our company since November 1999. The shares currently owned by Mr. Davidson include 80,000 shares issuable upon the exercise of stock options that are vested.

(10)     James Meyer became a director of our company in December 1999.

                                       43


(11)     William G. Walters is the Chairman of the general partner of Whales Securities Co., L.P., the placement agent in our private placement. The shares he owns and those to be offered under this prospectus include
         62,500 shares issuable upon the exercise of warrants he acquired in the private placement.

(12)     DiMassimo Brand Advertising, Inc. serves as our advertising agency. Under our agreement with DiMassimo, we issued 82,500 warrants to the agency which vest in equal monthly installments of 6,875 over a period of twelve months from November 15, 1999. The shares currently beneficially owned prior to the offering and the number of shares being offered represent those warrants that are vested or may vest within sixty days of February 14, 2000. The number of shares beneficially owned, and being offered under this prospectus, will include all the shares underlying the warrants, up to 82,500, that are vested as of or within sixty days of the date this registration statement becomes effective.

                              PLAN OF DISTRIBUTION

         The selling security holders have advised us that they may offer the shares of common stock and warrants registered under this prospectus to purchasers from time to time:

/bullet/ in transactions on the Nasdaq SmallCap Market System or in any other market on which the common stock and warrants may be quoted, in negotiated transactions, or by a combination of these methods;

/bullet/ at fixed prices that may be changed;

/bullet/ at market prices prevailing at the time of the resale;

/bullet/ at prices related to such market prices; or

/bullet/ at negotiated prices.


At the date of this prospectus, the selling security holders have not entered into any underwriting arrangements. The selling security holders may sell the shares and warrants registered under this prospectus to or through:


/bullet/ ordinary brokers' transactions;

/bullet/ transactions involving cross or block trades;

/bullet/ purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

/bullet/ "at the market" to or through market makers or into an existing market for our common stock and warrants;

/bullet/ in other ways not involving market makers or established trading markets, including direct sales to purchasers;

/bullet/ through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

/bullet/ privately negotiated transactions;

/bullet/ to cover short sales; or

/bullet/ combination of the foregoing.


         From time to time, one or more of the selling security holders may pledge, hypothecate or grant a security interest in some or all of the shares of common stock registered under this prospectus owned by them, and the pledgees, secured parties or persons to whom such shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling security holders under this prospectus. The number of shares of common stock registered under this prospectus and beneficially owned by those selling security holders who so transfer, pledge, donate or assign those shares will decrease as and when they take such actions. The plan of distribution for shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling security holders under this prospectus. In addition, a selling security holder may, from time to time, sell short shares of common stock. In such instances, this prospectus may be delivered in connection with such short sales and the shares of common stock offered hereby may be used to cover such short sales.

         A selling security holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling security holder, including, without limitation, in connection with distributions of the common stock by the broker-dealers. A selling security holder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock registered under this prospectus to the broker-dealers, who then may resell or otherwise transfer these shares. A selling security holder also may loan or pledge the shares of common stock registered under this prospectus to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

         Selling security holders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock or warrants registered under this prospectus as agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders or purchasers of the common stock or warrants for whom the broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation a particular broker-dealer may receive may be less than or more than the customary commissions.

         The selling security holders and any broker-dealers who act in connection with the sale of the shares of common stock or warrants under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act. In such event, any commissions they receive and proceeds of any sale of the shares of common stock or warrants may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any of the selling security holders can presently estimate the amount of this compensation. We know of no existing arrangements between any of the selling security holders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock or warrants registered under this prospectus.

         We will pay substantially all of the expenses relating to the registration, offer and sale of the shares of common stock or warrants registered under this prospectus to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also have agreed to indemnify the selling security holders and certain related persons against any losses, claims, damages or liabilities under the Securities Act that arise out of, or are based upon, any untrue or alleged untrue statement of a material fact or the omission or alleged omission in stating a material fact under this registration statement or prospectus. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against the public policy as expressed in the Securities Act and is therefore, unenforceable.

         The following selling security holders have agreed with the placement agent of our private placement that they will not sell or otherwise dispose of any of their shares without the written consent of the placement agent until at least May 17, 2000:


         /bullet/ David R. Humble
         /bullet/ Isaac Kier
         /bullet/ Matthew Gohd
         /bullet/ William G. Walters

                            DESCRIPTION OF SECURITIES


         We are authorized to issue 21,000,000 shares of capital stock, comprised of 20,000,000 shares of common stock, with a par value of $.001 per share, and 1,000,000 shares of preferred stock, with a par value of $ 0.01 per share. As of February 14, 2000, there were 12,645,296 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK


         Each holder of our common stock is entitled to one vote for each share held of record on all matters we presented for a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the stock. All shares of common stock are entitled to share equally in dividends from sources legally available when, as and if declared by the board of directors. In addition, in the event of our liquidation or dissolution, all shares of our common stock are entitled to share equally in our assets available for distribution to stockholders.

PREFERRED STOCK

         Our board of directors, without further approval of our stockholders, is authorized to provide for the issuance of shares of preferred stock in one or more series. In exercising its powers to provide for preferred stock, the board has the power to fix:

         /bullet/ the dividend rights and terms,
         /bullet/ conversion rights,
         /bullet/ voting rights,
         /bullet/ redemption rights,
         /bullet/ liquidation rights, and
         /bullet/ other rights and restrictions relating to any series.

The issuances of shares of preferred stock, while providing us with flexibility in connection with possible financings, acquisitions and other corporate purposes, could, adversely affect the voting power of the holders of our other securities. Also, issuance of preferred stock could and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in control of our management.


WARRANTS

         In connection with our private placement, we issued 1,815,625 warrants to investors in the offering. The warrants may be exercised at any time during a period of three years ending on November 17, 2002. Each warrant entitles the holder to purchase one share of common stock at a price of $2.50 per share, subject to adjustment in certain circumstances. We may redeem the warrants on 30 days' prior written notice if certain conditions have occurred. The first condition is that the closing sale price of our common stock on the Nasdaq SmallCap Market on all 20 trading days ending on the third trading day prior to the date on which we gave notice of redemption has been at least 200% of the then-effective exercise price of the warrants. The second condition is that the warrant shares are publicly tradable under a registration statement filed with and declared effective by the Securities and Exchange Commission.

         Under our placement agent agreement with Whale Securities Co., L.P., we issued a total of 640,625 warrants to the placement agent. These warrants are exercisable at any time until November 17, 2004 at a price of $2.50 per share, subject to adjustment under certain circumstances. We may not redeem these warrants. We have agreed with the placement agent that immediately prior to the listing of the warrants on the Nasdaq SmallCap Market, a securities exchange or the OTC Bulletin Board, we shall offer the holders of the placement agent warrants the option to exchange these warrants for an equal number of warrants which will be listed with the warrants.


DELAWARE ANTI-TAKEOVER LAW

         Provisions of Delaware law could make our acquisition by a third-party and the removal of our officers and directors more difficult. We are subject to
Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:


/bullet/ the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

/bullet/ upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

/bullet/ on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

TRANSFER AGENT


         The transfer agent is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.


                                  LEGAL MATTERS


         The validity of the shares of common stock and warrants offered by selling security holders will be passed upon by the law firm of Nason, Yeager, Gerson, White & Lioce, P.A., West Palm Beach, Florida.

                                     EXPERTS


         Ernst & Young LLP, independent certified public accountants, have audited the consolidated financial statements of eDiets.com, Inc. at December 31, 1999, and for each of the two years in the period ended December 31, 1999, and the financial statements of Olas, Inc. at December 31, 1997 and 1998, and for each of the two years in the period ended December 31, 1998, as set forth in their reports. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION


         We have filed with the Securities and Exchange Commission a registration statement under the Securities Act with respect to the common stock and warrants offered. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to us and our common stock and warrants, you should refer to the registration statement and its exhibits. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contacts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

         The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of those filings can be obtained from the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

         As of the date of this prospectus, we will become subject to the reporting requirements of the Securities and Exchange Act and, we will therefore, file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission set forth above, and copies of these materials can be obtained from the Commission's Public Reference Section at prescribed rates. We intend to furnish our stockholders with annual reports containing audited financial statements and any other periodic reports we deem appropriate or as may be required by law.

                          Index to Financial Statements

EDIETS.COM, INC.
Report of Independent Certified Public Accountants...........................F-2
Consolidated Balance Sheet as of December 31, 1999...........................F-3
Consolidated Statements of Operations for the two years ended
   December 31, 1999.........................................................F-4
Consolidated Statements of Stockholders' Equity (Deficit)
   for the two years ended December 31, 1999.................................F-5
Consolidated Statements of Cash Flows for the two years ended
   December 31, 1999 ........................................................F-6
Notes to Consolidated Financial Statements...................................F-7

OLAS, INC.
Report of Independent Certified Public Accountants..........................F-22
Balance Sheets as of December 31, 1997 and 1998
   and September 30, 1999 (Unaudited).......................................F-23
Statements of Operations and Accumulated Deficit for the two years ended December 31, 1998 and for the nine months ended
   September 30, 1998 and 1999 (Unaudited)..................................F-24
Statements of Cash Flows for the two years ended
   December 31, 1998 and for the nine months ended
   September 30, 1998 and 1999 (Unaudited)..................................F-25
Notes to Financial Statements...............................................F-26

EDIETS.COM, INC.
PRO FORMA CONDENSED FINANCIAL STATEMENTS (UNAUDITED) .......................F-32
Pro forma Condensed Balance Sheet as of September 30, 1999..................F-33
Pro forma Condensed Statement of Operations for the
   nine months ended September 30, 1999.....................................F-34
Pro forma Condensed Statement of Operations for the
   year ended December 31, 1998.............................................F-36

               Report of Independent Certified Public Accountants

Board of Directors
eDiets.com, Inc.

We have audited the accompanying consolidated balance sheet of eDiets.com, Inc. (the Company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eDiets.com, Inc. at December 31, 1999, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                          /s/Ernst & Young LLP

West Palm Beach, Florida
February 11, 2000, except
  for the sixth paragraph of
  Note 7, as to which the
  date is February 22, 2000
                                eDiets.com, Inc.

                           Consolidated Balance Sheet

                                December 31, 1999
                                 (in thousands)

                        ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                            $ 6,283
   Accounts receivable, net                                                 109
   Prepaid expenses                                                         305
   Other current assets                                                      38
                                                                        -------
Total current assets                                                      6,735

Restricted cash                                                              19
Receivable from stockholder                                                  88
Property and equipment, net                                                 495
                                                                        -------
Total assets                                                            $ 7,337
                                                                        =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                     $   449
   Accrued liabilities                                                      466
   Current portion of capital lease obligations                              44
   Deferred revenue                                                         453
                                                                        -------
Total current liabilities                                                 1,412

Capital lease obligations, net of current portion                           113

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value-1,000
     shares authorized, no shares issued and
       outstanding                                                            -
   Common stock, $.001 par value-20,000
       shares authorized, 12,645 shares
       issued and outstanding                                                13
   Additional paid-in capital                                             7,195
   Unearned compensation                                                     (7)
   Accumulated deficit                                                   (1,389)
                                                                        -------
Total stockholders' equity                                                5,812
                                                                        -------
Total liabilities and stockholders' equity                              $ 7,337
                                                                        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                eDiets.com, Inc.

                      Consolidated Statements of Operations

                                                         YEAR ENDED DECEMBER 31,
                                                            1999          1998
                                                         -----------------------
                                                          (in thousands, except
                                                              per share data)

REVENUE                                                   $ 2,385      $   478

COSTS AND EXPENSES:
   Cost of revenue                                            313           76
   Sales and marketing                                      1,216          436
   General and administrative                               1,231          404
   Depreciation and amortization                              120           62
                                                          --------------------
Total costs and expenses                                    2,880          978
                                                          --------------------
LOSS FROM OPERATIONS                                         (495)        (500)

Interest income                                                33            -
                                                          --------------------
NET LOSS                                                  $  (462)     $  (500)
                                                          ====================
LOSS PER COMMON SHARE - BASIC AND DILUTED                 $ (0.06)     $ (0.06)
                                                          ====================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                  8,345        7,814
                                                          ====================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                eDiets.com, Inc.

            Consolidated Statements of Stockholders' Equity (Deficit)

                                 (in thousands)

                                                                                                            TOTAL
                                             COMMON STOCK        ADDITIONAL                             STOCKHOLDERS'
                                       -----------------------    PAID-IN      UNEARNED    ACCUMULATED      EQUITY
                                          SHARES      AMOUNT      CAPITAL    COMPENSATION    DEFICIT      (DEFICIT)
                                       --------------------------------------------------------------------------------
Balance at January 1, 1998, as
   restated for reverse acquisition
   accounting                               7,814       $ 8         $  207     $   (3)       $  (427)       $ (215)
     Stock options granted                      -         -             67        (67)             -             -
     Stock options vested or forfeited          -         -             (2)        15              -            13
     In-kind services provided by
       stockholder                              -         -            100          -              -           100
     Net loss                                   -         -              -          -           (500)         (500)
                                       --------------------------------------------------------------------------------
Balance at December 31, 1998                7,814         8            372        (55)          (927)         (602)
   Stock options granted                        -         -            206       (113)             -            93
   Stock options vested or forfeited            -         -              -        161              -           161
   In-kind services provided by
     stockholder                                -         -            119          -              -           119
   Contribution by stockholder                  -         -            110          -              -           110
  Common stock issued in reverse
    merger, net of transaction costs        1,050         1            349          -              -           350
   Common stock issued to placement
     agent                                    150         -              -          -              -             -
   Common stock issued in private
     placement, net of issuance costs       3,631         4          6,039          -              -         6,043
   Net loss                                     -         -              -          -           (462)         (462)
                                       --------------------------------------------------------------------------------
Balance at December 31, 1999               12,645       $13         $7,195     $   (7)       $(1,389)       $5,812
                                       ================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                eDiets.com, Inc.

                      Consolidated Statements of Cash Flows

                                 (in thousands)

                                                                 YEAR ENDED DECEMBER 31,
                                                                    1999         1998
                                                                 -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                          $  (462)     $  (500)
 Adjustments to reconcile net loss to net cash provided by
   operating activities:
     Depreciation and amortization                                    120           62
     Provision for bad debt                                            25            -
     Non-cash compensation                                            337          113
     Changes in operating assets and liabilities:
       Accounts receivable                                           (115)          (8)
       Prepaid expenses and other current assets                     (303)          (3)
       Restricted cash                                                 (2)          (7)
       Accounts payable and accrued liabilities                       692          134
       Deferred revenue                                                 5          405
                                                                  --------------------
Net cash provided by operating activities                             297          196

CASH FLOWS FROM INVESTING ACTIVITY
Purchases of property and equipment                                  (310)        (103)
                                                                  --------------------
Net cash used in investing activity                                  (310)        (103)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments and advances to stockholder, net                          (141)         (54)
Net assets received for issuance of common stock
   in reverse merger, net of transaction costs                        350            -
Proceeds from issuance of common stock, net of issuance costs       6,043            -
                                                                  --------------------
Net cash provided by (used in) financing activities                 6,252          (54)
                                                                  --------------------

Increase in cash and cash equivalents                               6,239           39

Cash and cash equivalents, beginning of year                           44            5
                                                                  --------------------
Cash and cash equivalents, end of year                            $ 6,283      $    44
                                                                  ====================
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
   FINANCING ACTIVITIES
Equipment acquired under capital leases                           $   156      $     -
                                                                  ====================
Obligation to stockholder converted to equity                     $   110      $     -
                                                                  ====================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                eDiets.com, Inc.

                   Notes to Consolidated Financial Statements

                                December 31, 1999

1. ORGANIZATION AND BASIS OF PRESENTATION

eDiets.com, Inc. (the Company) was incorporated in the State of Delaware on March 18, 1996 for the purpose of developing and marketing an Internet-based diet and nutrition program. In addition to a personalized and regularly updated plan, subscribers to the Company's program can also purchase related items and attend online motivational meetings. The Company markets its program primarily through advertising and other promotional arrangements on the World Wide Web.

On February 23, 1999, the Company's name was changed from Self/Help Technologies, Inc. to eDiets.com, Inc. (Original eDiets).

On November 17, 1999, Original eDiets merged with a wholly-owned subsidiary of Olas, Inc. (Olas), a public "shell". In connection with the merger, Original eDiets changed its name to eDiets, Inc. and became a wholly-owned subsidiary of Olas, whose name was changed to eDiets.com, Inc. The transaction was executed as a reverse merger whereby all of the issued and outstanding shares of common stock and stock options of Original eDiets were exchanged for shares of common stock and options representing 88% of the fully-diluted common stock of the shell. For accounting purposes, the reorganization of Original eDiets and Olas is regarded as an acquisition by Olas of all of the outstanding stock of Original eDiets and was accounted for as a recapitalization of the Company with Original eDiets as the acquirer (a reverse acquisition). See Note 6.

As a result, the historical financial statements presented for periods prior to the date of the transaction are those of Original eDiets. The capital structure has been retroactively restated to reflect the equivalent number of shares received by Original eDiets in the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

                                eDiets.com, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 1999 include U.S. government debt securities with an aggregate fair value of $5,527,000 and varying maturity dates through February 18, 2000. The Company has classified these investments as held-to-maturity securities and considers the interest rate risk to be low due to the short-term nature of the investments.

RESTRICTED CASH

Restricted cash consists of funds held by a financial institution as collateral for chargebacks related to credit card transactions.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is approximately three years for equipment and computer hardware and software, including internal-use software, and approximately seven years for furniture and fixtures.

Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. The assets and related depreciation are adjusted for asset retirements and disposals with the resulting gain or loss included in operations. Capitalized leases are initially recorded at the present value of the minimum payments at the inception of the lease.

In March 1998, the AICPA issued Statement of Position (SOP) 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED FOR OR OBTAINED FOR INTERNAL USE. The SOP, which was adopted by the Company as of its inception, requires capitalization of certain costs incurred in connection with developing or obtaining internal-use software. Costs capitalized pursuant to SOP 98-1 are included in property and equipment in the accompanying consolidated balance sheet.

                                eDiets.com, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company offers memberships to the proprietary content contained in its web site. Revenues from customer subscriptions to the Company's program and paid in advance are deferred and recognized on a straight-line basis over the period of the subscription.

Opt-in email revenue is derived by the sale of email addresses of visitors to the Company's web site who have authorized the Company to allow third party solicitations. Revenues from the sale of email addresses are recognized when no significant Company obligation remains and collection is probable.

Commission revenue is derived from third party vendors on products and services advertised on the Company's web site, while advertising revenue is derived from the sale of advertising on the Company's web site. Advertising revenue is recognized in the period the advertisement is displayed, provided that no significant Company obligation remains and collection is probable. Company obligations typically include guarantees of a minimum number of "impressions" or times that visitors to the Company's web site view an advertisement. Amounts received or billed for which impressions have not yet been delivered are reflected as deferred revenue.

Revenue by type for the years ended December 31, 1999 and 1998 is as follows (in thousands):

                                                     1999             1998
                                               ---------------------------------
         Membership                                 $2,189            $478
         Sale of opt-in email addresses                155               -
         Advertising and commissions                    41               -
                                               ---------------------------------
                                                    $2,385            $478
                                               =================================

COST OF REVENUE

Cost of revenue consists primarily of internet access and service charges, revenue sharing costs, and compensation expenses related to the Company's nutritional staff.

                                eDiets.com, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION

SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, defines a fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, but are required to disclose in a note to the financial statements pro forma net income amounts as if the Company had applied the fair value method of accounting.

The Company accounts for employee stock-based compensation under APB No. 25 and has complied with the disclosure requirements of SFAS No. 123.

LONG-LIVED ASSETS

The Company accounts for long-lived assets pursuant to SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires impairment losses to be recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the assets may be impaired. An impairment loss is recorded when the net book value of the assets exceeds their fair value, as measured by projected undiscounted future cash flows.

INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

                                eDiets.com, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING EXPENSE

The Company expenses advertising costs as incurred. Advertising expenses incurred for the years ended December 31, 1999 and 1998 totaled approximately $1,216,000 and $436,000, respectively.

At December 31, 1999, the Company had approximately $281,000 of prepaid advertising costs representing future communication costs. Such costs are included in prepaid expenses in the accompanying consolidated balance sheet.

LOSS PER COMMON SHARE

Loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Common equivalents outstanding have not been included in the computation of diluted loss per share as their effect is anti-dilutive for all periods presented.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, including investments, accounts receivable from credit card transaction processing companies, and receivables from third parties related to advertising and opt-in email revenue. The Company has policies that limit its investments as to maturity, liquidity, credit quality, concentration and diversification of issuers and types of investments. The credit risk associated with cash and cash equivalents and credit card receivables is considered low due to the credit quality of the financial institution and issuers. The Company performs credit evaluations of the third parties from which advertising and opt-in email revenue is earned and generally does not require collateral. The Company maintains allowances for potential credit losses for such event.

COMPREHENSIVE LOSS

There was no difference between the Company's net loss and its total comprehensive loss for the periods presented.

                                eDiets.com, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE

Accounts receivable are shown in the accompanying consolidated balance sheet net of an allowance for doubtful accounts of $25,000 at December 31, 1999.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1999 (in thousands):

        Furniture and fixtures                                    $  25
        Office and computer equipment                               395
        Software                                                    297
                                                              ---------------
                                                                    717
        Less accumulated depreciation and amortization             (222)
                                                              ---------------
                                                                   $495
                                                              ===============

Software includes approximately $278,000 of costs associated with internal-use software projects which have been capitalized pursuant to SOP 98-1 as of December 31, 1999. Included in property and equipment is equipment under capital leases of approximately $150,000 as of December 31, 1999, less accumulated amortization of $3,000. Depreciation expense includes amortization of equipment under capital leases.

                                eDiets.com, Inc.

5. ACCRUED LIABILITIES

Accrued liabilities consists of the following at December 31, 1999 (in thousands):

         Advertising                                           $214
         Professional fees                                      115
         Payroll and related benefits                            54
         Other                                                   83
                                                          -----------------
                                                               $466
                                                          =================

6. STOCKHOLDERS' EQUITY

COMMON STOCK

Original eDiets was initially capitalized through the issuance of 100 shares of common stock , no par value, to its founder. In July 1999, Original eDiets' Articles of Incorporation were amended, increasing the number of authorized shares of common stock from 1,500 shares to 10,000,000 shares with a par value of $.001 per share. In connection with the change in capital structure, a 62,157.33-for-1 stock split was declared, pursuant to which the founder's shares were converted to an aggregate of 6,215,733 shares of new common stock, which continued to represent 100% ownership of Original eDiets at such time.

In connection with the reverse merger transaction discussed in Note 1, a total of 7,814,065 shares of the Company's common stock were issued in exchange for all of the outstanding common stock of Original eDiets. All share and per share amounts in the consolidated financial statements have been retroactively adjusted to reflect the new capital structure. After the merger, the Company's capital structure consisted of 20,000,000 authorized shares of common stock, with a par value of $.001 per share and 1,000,000 shares of preferred stock, with a par value of $.01 per share.

In connection with the reverse merger a total of 1,050,000 shares of common stock were issued to the stockholders of Olas. The shares were recorded at a value of approximately $385,000, representing the fair value of the net assets of Olas at the date of the merger, net of cash transaction costs of $35,000. In connection with the merger, options to purchase 32,500 shares of common stock at an exercise price of $1.425 per share and with a fair value of approximately $32,000 were granted to a stockholder of Olas and current Director of the Company. In addition,
                                eDiets.com, Inc.

6. STOCKHOLDERS' EQUITY (CONTINUED)

a total of 150,000 shares of common stock, with a fair value of $300,000, were issued to the placement agent in connection with the transaction. The total transaction costs of $367,000 associated with the merger have been charged directly to equity to the extent of cash received from Olas in the merger.

Concurrent with the merger transaction discussed above, the initial closing of an equity private placement by the Company was completed, and, in December 1999, the final closing of the private placement took place. The private placement totaled approximately $7.3 million and consisted of 145.25 units of 25,000 shares of common stock and 12,500 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment in certain events. The warrants are exercisable through November 2002 and are redeemable at the option of the Company upon the occurrence of certain events. Net proceeds to the Company after placement commissions and other issuance costs totaled approximately $6.0 million. In connection with the transaction, a total of 640,625 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share and with an aggregate fair value of approximately $122,000, were issued to the placement agent. The warrants are exercisable through November 2004, and the exercise price is subject to adjustment in certain events.

The issuance costs related to the private placement, including the fair value of the placement agent warrants, have been treated as a reduction of the proceeds from the transaction and charged directly to equity.

In November 1999, the Company's advertising agency received 82,500 warrants with an exercise price of $2.00 per share as a result of an agreement between the Company and the advertising agency. The warrants vest over a period of 12 months and are exercisable through November 2002. The fair value of the warrants totaled approximately $29,000 as of December 31, 1999, of which approximately $3,000 has been recognized as compensation expense in the accompanying consolidated statement of operations for the year ended December 31, 1999.

At December 31, 1999, common shares reserved for future issuance are as follows:

         Stock options                                              2,848,436
         Warrants                                                   2,538,750
                                                                ----------------
         Total                                                      5,387,186
                                                                ================
                                eDiets.com, Inc.

6. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS

In May 1996, the Company adopted the "Startup Equity Program" (the Startup Program), pursuant to which the Company granted non-qualified stock options to certain employees and consultants during the Company's start-up phase. Options granted under the Start-up Program are exercisable over a five or ten-year period from the date of grant at an exercise price of $0.01 per share and vested in equal monthly installments over a period of 12 months from the date of grant. In addition, through the first half of 1999, the Company granted additional stock options to certain employees and non-employees, which were issuable at the discretion of the Company's Board of Directors. All such additional options are exercisable over a five-year period from the date of grant at an exercise price of $0.01 per share and vest in equal monthly installments over a period of 12 months from the date of grant. A total of 917,714 options were granted under these programs, of which 825,943 options remained outstanding as of December 31, 1999.

Certain options granted to employees during the periods discussed above were at an exercise price lower than the estimated fair market value of the underlying common stock at the grant date. Compensation expense has been recognized for the excess of the estimated fair market value over the exercise price and totaled approximately $161,000 and $13,000 for the years ended December 31, 1999 and 1998, respectively.

In July 1999, the Company granted an aggregate of 159,993 options to a key employee exercisable over a period of ten years at an exercise price of $2.00 per share. The options vest in equal monthly installments over a period of two years from the date of grant.

In connection with the merger transaction, discussed in Note 1, the eDiets.com, Inc. 1999 Stock Option Plan (the Plan) was adopted. The Plan provides for the grant of incentive stock options and non-qualified stock options to purchase up to 1,830,000 shares of the Company's common stock to employees, directors and consultants to the Company. Options granted to employees under the Plan generally vest ratably over a two-year period and expire five years from the date of grant. The Plan also provides for the automatic issuance of options to non-employee directors of the Company on an annual basis. Such options have an exercise price equal to the fair market value of the underlying common stock at the grant date and are fully exercisable on the date of grant for a period of up to ten years. Through December 31, 1999, 751,500 options have been granted under the Plan.

                                eDiets.com, Inc.

6. STOCKHOLDERS' EQUITY (CONTINUED)

A summary of the activity relating to the Company's stock options for the years ended December 31, 1999 and 1998 is presented below (shares in thousands):

                                                               1999                              1998
                                                ---------------------------------------------------------------------
                                                                WEIGHTED AVERAGE                   WEIGHTED AVERAGE
                                                    SHARES       EXERCISE PRICE        SHARES        EXERCISE PRICE
                                                --------------- ------------------ --------------- ------------------
Outstanding at beginning of year                       662             $0.01              490             $0.01
Granted                                              1,108              1.69              195              0.01
Exercised                                                -                 -                -                 -
Forfeited                                                -                 -              (23)             0.01
                                                ---------------                    ---------------
Outstanding at end of year                           1,770              1.06              662              0.01
                                                ===============                    ===============
Options exercisable at end of year                   1,370             $0.79              500             $0.01
                                                =============== ================== =============== ==================
Weighted average exercise price of
  options granted during the year:
     Issued at market price                                            $2.00
                                                                ==================
     Issued below market price                                         $0.24                              $0.01
                                                                ==================                 ==================
Weighted average fair value of options
  granted during the year:
     Issued at market price                                            $0.55
                                                                ==================
     Issued below market price                                         $0.78                              $0.43
                                                                ==================                 ==================

                                eDiets.com, Inc.

6. STOCKHOLDERS' EQUITY (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 1999 (shares in thousands):

                                      OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                  ------------------------------------------------------------- ------------------------------------
                                              WEIGHTED
                                               AVERAGE             WEIGHTED                             WEIGHTED
                    OUTSTANDING AT            REMAINING            AVERAGE        EXERCISABLE AT        AVERAGE
    EXERCISE         DECEMBER 31,         CONTRACTUAL LIFE         EXERCISE        DECEMBER 31,         EXERCISE
    PRICE(S)             1999                (IN YEARS)             PRICE              1999              PRICE
----------------- -------------------- ------------------------ --------------- -------------------- ---------------
     $0.01                 826                  5.1                 $0.01                 804             $0.01
1.43 to 2.00               944                  4.9                  1.98                 566              1.97
                  --------------------                                          --------------------
                         1,770                  5.0                  1.06               1,370              0.79
                  ====================                                          ====================

Pro forma information is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the minimum value method with the following weighted average assumptions: risk free interest rates of 6.4% for 1999 and 4.6% for 1998; dividend yield of 0%; and expected life of 5.0 for 1999 and 1998. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because the determination of the fair value of the Company's options is based on the assumptions described above, and because additional option grants are expected to be made in future periods, this pro forma information is not likely to be representative of the pro forma effects on reported net income or loss for future years.

The Company's pro forma information for the year ended December 31, 1999 is as follows (in thousands, except per share data):

         Net loss-as reported                                      $ (462)
                                                             ===================
         Pro forma net loss                                        $ (783)
                                                             ===================
         Loss per share-as reported                                $(0.06)
                                                             ===================
         Pro forma loss per share                                  $(0.09)
                                                             ===================
                                eDiets.com, Inc.

6. STOCKHOLDERS' EQUITY (CONTINUED)

The effect of applying the fair value method proscribed by SFAS No. 123 to the Company's options did not have a significant impact on the Company's reported results of operations for the year ended December 31, 1998.

7. COMMITMENTS, CONTINGENCIES AND RELATED PARTIES

The Company leases its office space under a non-cancelable operating lease, which expires in September 2004. The Company also leases certain office and computer equipment under non-cancellable capital leases expiring through 2004. Commitments for minimum rentals under noncancellable leases at the end of 1999 are as follows (in thousands):

                                                       CAPITAL        OPERATING
            YEAR                                       LEASES          LEASES
         -----------------------------------------------------------------------

            2000                                        $  54           $  41
            2001                                           54              43
            2002                                           54              45
            2003                                           10              47
            2004                                            9              37
                                                     ---------------------------
            Total minimum lease payments                  181            $213
                                                                   =============
            Less amount representing interest             (25)
                                                     -------------
            Present value of minimum lease payments      $156
                                                     =============

Rental expense under operating leases was approximately $28,000 and $22,000 for the years ended December 31, 1999 and 1998, respectively.

From time to time, the Company may be subject to legal proceedings and other claims in the ordinary course of its business. The Company is not currently party to any litigation, the outcome of which would have a material adverse effect on its business or operations.

The Company has a $150,000 line of credit with its primary bank that expires in March 2000. Assets held by the Company's Chief Executive Officer collateralize outstanding borrowings under the line. At December 31, 1999 there were no borrowings against the line.

                                eDiets.com, Inc.

7. COMMITMENTS, CONTINGENCIES AND RELATED PARTIES (CONTINUED)

Through the end of 1997, the Company financed its cash requirements primarily through advances from its Chief Executive Officer (the Original eDiets stockholder). The obligation represented by the advances was non-interest bearing and did not have a fixed or determinable due date. During 1999 and 1998, net repayments to the stockholder totaled approximately $53,000 and $54,000, respectively. In connection with the merger transaction discussed in Note 1, the remaining outstanding obligation to the stockholder, totaling approximately $110,000, was converted to equity.

During the second half of 1999, the Company advanced approximately $88,000 to the Original eDiets stockholder. These advances, represented by a note receivable entered into on February 22, 2000 which bears interest at 7% per annum and is due on March 1, 2001, are reflected as a receivable from stockholder in the accompanying consolidated balance sheet.

Since the Company's inception through the date of the reverse merger, the Original eDiets stockholder did not receive compensation for his services as the Company's Chief Executive Officer. The Company has recorded compensation expense for the estimated fair market value of the in-kind services received and reflected such amounts as a contribution to capital for the respective periods. Compensation expense totaling $119,000 and $100,000 related to the value of the in-kind services received has been included in general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 1999 and 1998, respectively.

                                eDiets.com, Inc.

8. INCOME TAXES

The significant components of the Company's net deferred income taxes as of December 31, 1999 are as follows (in thousands):

         Deferred tax assets:
            Deferred compensation                            $  98
            Start-up and organizational costs                   11
            Net operating loss carryforwards                   268
            Allowance for sales returns                         13
                                                        ----------------
                                                               390
         Valuation allowance                                  (359)
                                                        ----------------
         Total deferred tax assets                              31
         Deferred tax liabilities:
            Fixed assets and software                          (31)
                                                        ----------------
         Net deferred income taxes                           $   -
                                                        ================

Realization of the Company's deferred tax assets is not reasonably assured; therefore, they are fully reserved with a valuation allowance. The change in the valuation allowance for the years ended December 31, 1999 and 1998 was an increase of approximately $121,000 and $140,000, respectively, resulting primarily from net operating losses generated during the periods.

The Company has incurred net losses since inception. At December 31, 1999, the Company had approximately $713,000 in net operating loss carryforwards for U.S. federal income tax purposes that expire in various amounts through 2019.

In connection with the merger transaction discussed in Note 1, the Company acquired approximately $19 million of net operating loss carryforwards from Olas. Due to the Internal Revenue Code Section 382 change in ownership rules, the Company does not expect to be able to utilize any of the Olas net operating loss carryforwards. However, the Company continues to research its ability to utilize some portion of the Olas net operating loss carryforwards.

                                eDiets.com, Inc.

8. INCOME TAXES (CONTINUED)

The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense for the years ended December 31, 1999 and 1998 is as follows:

                                                       1999              1998
                                                   -----------------------------

         Tax at U.S. statutory rate                   (34.00)%         (34.00)%
         State taxes, net of federal benefit           (2.44)           (3.37)
         Non-deductible items                          11.19             2.45
         Change in valuation allowance                 25.25            34.92
                                                   -----------------------------
                                                           -%               -%
                                                   =============================

               Report of Independent Certified Public Accountants

Board of Directors
eDiets.com, Inc.

We have audited the accompanying balance sheets of Olas, Inc. (the Company) as of December 31, 1997 and 1998, and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olas, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                                          /s/Ernst & Young LLP

West Palm Beach, Florida
December 9, 1999

                                   Olas, Inc.

                                 Balance Sheets

                                                                       DECEMBER 31,                SEPTEMBER 30,
                                                                   1997             1998                1999
                                                            --------------------------------------------------------
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                   $    456,506      $    423,619        $    418,893
   Restricted cash                                                   70,000                 -                   -
   Accrued interest receivable                                        3,480                 -                   -
   Other current assets                                                   -               724               1,776
                                                            --------------------------------------------------------
Total current assets                                                529,986           424,343             420,669

Equipment held for disposal                                          18,000            18,000                   -
                                                            --------------------------------------------------------
Total assets                                                   $    547,986      $    442,343        $    420,669
                                                            ========================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accrued liabilities                                         $    129,000      $     34,000        $     35,762
                                                            --------------------------------------------------------
Total current liabilities                                           129,000            34,000              35,762

Commitments

Stockholders' equity:
   Preferred stock, $.01 par value--5,000,000 shares
     authorized, no shares issued and outstanding                         -                 -                   -
   Class A common stock, $.01 par value--10,000,000
     shares authorized, 943,042 shares issued and
     outstanding                                                      9,430             9,430               9,430
   Class B common stock, $.01 par value--10,000,000
     shares authorized, 106,958 shares issued and
     outstanding                                                      1,070             1,070               1,070
   Additional paid-in capital                                    14,457,200        14,457,200          14,457,200
   Accumulated deficit                                          (14,048,714)      (14,059,357)        (14,082,793)
                                                            --------------------------------------------------------
Total stockholders' equity                                          418,986           408,343             384,907
                                                            --------------------------------------------------------
Total liabilities and stockholders' equity                     $    547,986      $    442,343        $    420,669
                                                            ========================================================

SEE ACCOMPANYING NOTES.

                                                      Olas, Inc.

                                   Statements of Operations and Accumulated Deficit

                                                 YEAR ENDED DECEMBER 31,          NINE MONTHS ENDED SEPTEMBER 30,
                                                 1997              1998               1998              1999
                                           --------------------------------------------------------------------------
                                                                                            (UNAUDITED)
Costs and expenses:
   General and administrative                 $     97,000     $     40,044         $     36,875     $     38,082
   Bad debt expense                              1,029,960                -                    -                -
                                           --------------------------------------------------------------------------
Total costs and expenses                         1,126,960           40,044               36,875           38,082

Other income                                        31,246           29,401               22,817           14,646
                                           --------------------------------------------------------------------------
Net loss                                        (1,095,714)         (10,643)             (14,058)         (23,436)

Accumulated deficit - beginning of
   period                                      (12,953,000)     (14,048,714)         (14,048,714)     (14,059,357)
                                           --------------------------------------------------------------------------
Accumulated deficit - end of period           $(14,048,714)    $(14,059,357)        $(14,062,772)    $(14,082,793)
                                           ==========================================================================
Loss per common share--
   basic and diluted                          $      (1.05)    $      (0.01)        $      (0.01)    $      (0.02)
                                           ==========================================================================

Weighted average number of common shares
   outstanding                                   1,044,402        1,050,000            1,050,000        1,050,000
                                           ==========================================================================

SEE ACCOMPANYING NOTES.

                                   Olas, Inc.

                            Statements of Cash Flows

                                                  YEAR ENDED DECEMBER 31,           NINE MONTHS ENDED SEPTEMBER 30,
                                                   1997              1998               1998              1999
                                            ---------------------------------------------------------------------------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net loss                                        $(1,095,714)      $   (10,643)       $   (14,058)      $   (23,436)
   Adjustments to reconcile net loss to
     net cash used in operating
     activities:
       Bad debt expense                           1,029,960                 -                  -                 -
       Changes in operating assets and
         liabilities:
           Restricted cash                           10,000            70,000             70,000                 -
           Accrued interest receivable               10,761             3,480              3,480                 -
           Other current assets                           -              (724)              (724)           (1,052)
           Accrued liabilities                     (132,102)          (95,000)           (95,000)            1,762
                                            ---------------------------------------------------------------------------
Net cash used in operating activities              (177,095)          (32,887)           (36,302)          (22,726)

INVESTING ACTIVITY
Proceeds from liquidation of property and
   equipment                                        234,000                 -                  -            18,000
                                            ---------------------------------------------------------------------------
Net cash provided by investing activity             234,000                 -                  -            18,000

Increase (decrease) in cash and cash
   equivalents                                       56,905           (32,887)           (36,302)           (4,726)
Cash and cash equivalents at beginning
   of period                                        399,601           456,506            456,506           423,619
                                            ---------------------------------------------------------------------------
Cash and cash equivalents at end of period      $   456,506       $   423,619        $   420,204       $   418,893
                                            ===========================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Common stock issued in satisfaction of
   obligation                                   $    20,000       $         -        $         -       $         -
                                            ===========================================================================

SEE ACCOMPANYING NOTES

                                   Olas, Inc.

                          Notes to Financial Statements

                                December 31, 1998
                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION

Olas, Inc., a Delaware corporation, is the successor company to Lida Inc.
(Lida), a designer, manufacturer and marketer of fabrics used primarily in the production of women's sportswear, swimwear and activewear. Lida's operations were divided into two primary areas - the Stretch Fabrics Business and the Print Business. Lida's Print Business was discontinued with the closing of its printing plant in July 1995. The Stretch Fabrics Business was sold as of August 31, 1995, at which time the name of the company was changed to Olas, Inc. (the Company).

Concurrent with the sale of the Stretch Fabric Business in 1995, management of the Company commenced liquidation of the remaining Print Business net assets. As a result, the Company had adopted the liquidation basis of accounting effective September 1, 1995. The Company's financial statements were prepared under the liquidation basis of accounting through December 31, 1996. Liquidation of the Print Business net assets was substantially completed in 1997, and the Company has continued in existence as a legal entity. On November 17, 1999, the Company acquired an unrelated operating entity in a transaction accounted for as a reverse merger (See Note 7). Accordingly, effective January 1, 1997 the Company adopted the going concern basis of accounting. This change in basis of accounting did not have an effect on the valuation of assets or liabilities or on the Company's results of operations. The accompanying financial statements for the periods presented reflect activities related primarily to maintaining the legal entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

Restricted cash in the accompanying balance sheet as of December 31, 1997 consists of a certificate of deposit with a financial institution that serves as collateral for a letter of credit established in connection with the Company's workers' compensation plan.

                                   Olas, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUIPMENT HELD FOR DISPOSAL

Equipment held for disposal is stated at its net realizable value as a result of its pending liquidation.

INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

LOSS PER COMMON SHARE

Loss per common share is calculated based on the weighted average number of common shares outstanding during the period. Loss per common share in the accompanying statements of operations has been retroactively adjusted to reflect the stock-split described in Note 6.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents in banks. The credit risk associated with cash and cash equivalents is considered low due to the credit quality of the financial institutions.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Actual results could differ from these estimates.

                                   Olas, Inc.

3. NOTE RECEIVABLE

In connection with the sale of the Stretch Fabrics Business, the Company received a note from the buyer that was originally due August 31, 2002 and accrued interest at 7.75% per annum. In 1998, the buyer filed for protection under U.S. bankruptcy laws. The Company has asserted an unsecured nonpriority claim in the amount of the principal plus accrued interest as of the petition date.

In August 1999, and as confirmed by the U.S. Bankruptcy Court in September 1999, the Creditors' Committee filed an amended Plan of Liquidation, which projected a distribution of approximately 4% on such unsecured nonpriority claims. As a result of the uncertainty related to the Company's ultimate recovery, if any, on its claim, the face amount of the note, plus interest accrued through December 31, 1996, was written off as of January 1, 1997 and is reflected as bad debt expense in the accompanying statement of operations for the year ended December 31, 1997. No interest has been accrued on the note beyond December 31, 1996.

4. ACCRUED LIABILITIES

Accrued liabilities at December 31, 1997 and 1998 consists of the following:

                                                                        DECEMBER 31,
                                                                    1997          1998
                                                               ----------------------------
         Accrued workers' compensation                            $ 70,000       $     -
         Accrued commissions on liquidation of property and
            equipment                                               42,000             -
         Liability for unclaimed outstanding checks                      -        24,000
         Accrued professional fees and other                        17,000        10,000
                                                               ----------------------------
                                                                  $129,000       $34,000
                                                               ============================

                                   Olas, Inc.

5. INCOME TAXES

The Company's net deferred income taxes consist primarily of net operating loss carryforwards of approximately $6,851,000 and $7,277,000 at December 31, 1997 and 1998, respectively. Realization of the resulting deferred tax assets is not reasonably assured; therefore, they are fully reserved with a valuation allowance, resulting in no net deferred income taxes.

The change in valuation allowance for the years ended December 31, 1997 and 1998 was an increase of approximately $41,000 and $426,000, respectively, resulting primarily from net operating losses generated during the periods. The difference between the benefit for income taxes and the amount which results from applying the federal statutory rate of 34% is primarily due to the increase in valuation allowance, resulting in no tax benefit reported in any of those periods.

At December 31, 1998, the Company had approximately $19,300,000 in net operating loss carryforwards for U.S. federal income tax purposes that expire in various amounts through 2018. As a result of the merger transaction discussed in Note 7, utilization of the net operating loss carryforwards will be significantly restricted under Internal Revenue Code Section 382 due to changes in ownership of the Company's stock. Thus, the Company's ability to benefit from the net operating loss carryforwards will be limited to an amount which has yet to be determined.

6. STOCKHOLDERS' EQUITY

During 1997, 391,774 shares of the Company's Class B Common Stock were converted to an equal number of shares of Class A Common Stock. At December 31, 1998, a total of 106,958 shares of Class A Common Stock were reserved for the conversion of the outstanding shares of Class B Common Stock. In connection with the merger transaction discussed in Note 7, these outstanding shares of Class B Common Stock were converted to an equal number of shares of Class A Common Stock.

During 1997, the Company issued 6,612 shares of Class A Common Stock in satisfaction of an obligation of the Company. The shares issued were recorded at a value of $20,000, representing the amount of the obligation satisfied.

                                   Olas, Inc.

6. STOCKHOLDERS' EQUITY (CONTINUED)

In connection with the merger transaction discussed in Note 7, the Company's Articles of Incorporation were amended, converting all of the Company's Class A and Class B Common Stock into one class of common stock with a par value of $.001 per share. In addition, the number of authorized shares of preferred stock was decreased to 1,000,000 shares. In connection with the change in capital structure, a 1-for-7.5618095 reverse stock split was declared. All share and per share amounts in the financial statements have been retroactively adjusted to reflect the reverse stock split.

7. SUBSEQUENT EVENTS

On November 17, 1999, the Company completed the merger of the Company with an unrelated operating entity in a transaction accounted for as a reverse merger, in which the acquired entity will continue the surviving corporation for accounting purposes. Pursuant to the merger, the name of the Company was changed to eDiets.com, Inc. Concurrent with the merger, the initial closing of a private placement by the post-merger company was completed. The private placement totaled approximately $6.2 million and consisted of 123.75 units of 25,000 shares of common stock and 12,500 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share. In connection with the transaction, an additional 150,000 shares of common stock and 640,625 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share, were issued to the placement agent, and options to purchase 32,500 shares of common stock at an exercise price of $1.425 per share were granted to a stockholder of the post-merger Company.

In connection with the merger transaction, the eDiets.com, Inc. 1999 Stock Option Plan (the Plan) was adopted, subject to stockholder approval, providing for the grant of options to purchase up to 1,830,000 shares of common stock. Upon adoption of the Plan, options for the purchase of 469,000 shares of common stock at an exercise price of $2.00 per share were granted to certain officers, directors and employees of the post-merger company.

                                   Olas, Inc.

8.  EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)

In December 1999, the final closing of the private placement by the post-merger Company was completed. Total proceeds raised from the private placement financing was $7,262,500 based on the sale of 145.25 units of 25,000 shares of common stock and 12,500 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share.

In connection with the closing, the post-merger Company's advertising agency received 82,500 warrants at an exercise price of $2.00 per share, as a result of an agreement between the Company and the advertising agency. The fair value of the warrants, which will be measured and expensed at the various vesting dates, totaled approximately $29,000 at the date of issuance.

              Pro forma Condensed Financial Statements (Unaudited)

The following pro forma condensed balance sheet at September 30, 1999 gives effect to the reverse acquisition of Olas, Inc. by eDiets.com, Inc. (the Company) and the private offering of units of common stock and warrants (the Offering) as if the transactions had occurred on September 30, 1999. The pro forma condensed statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to the foregoing as if the transactions had occurred on January 1, 1998.

On November 17, 1999, the Company executed a reverse merger of a subsidiary of Olas, Inc., a public "shell", with and into the Company, whereby all of the issued and outstanding shares of common stock and stock options of the Company were exchanged for shares of common stock and options representing 88% (8,800,000 shares) of the fully-diluted common stock of the shell. The stockholders of the shell retained 1,050,000 shares (10.5%) of the common stock, and 150,000 shares (1.5%) of the common stock were issued to the placement agent. For accounting purposes, the reorganization of the Company and Olas, Inc. is regarded as an acquisition by the public company of all of the outstanding stock of the Company and was accounted for as a recapitalization of the Company with the Company as the acquirer (a reverse acquisition). In connection with this merger, during November and December of 1999, the Company completed the Offering, consisting of 145.25 units of 25,000 shares of common stock and 12,500 warrants each to purchase one share of common stock, at a price of $50,000 per unit, resulting in total gross proceeds of $7,262,500.

In connection with the above transactions, amounts owed to the Company's stockholder were converted to equity. In addition, the Company entered into a three-year employment agreement with its Chief Executive Officer providing for a base salary of $150,000 per year. Since its inception, the Company's Chief Executive Officer has not received any compensation for his services, although the Company has recorded compensation expense for the estimated fair market value of the in-kind services received and reflected such amounts as a contribution to capital for the respective periods.

The pro forma financial data is presented for informational purposes only and does not purport to project the financial position or results of operations for any future period or as of any future date. The pro forma condensed financial statements should be read in conjunction with the notes thereto and with the financial statements and the notes thereto of the Company and the financial statements and the notes thereto of Olas, Inc., all of which are included elsewhere in the registration statement.

                                eDiets.com, Inc.

                  Pro forma Condensed Balance Sheet (Unaudited)

                               September 30, 1999

                                                 COMPANY                            PRO FORMA         COMPANY
                                               AS REPORTED        OLAS, INC.       ADJUSTMENTS       PRO FORMA
                                            ------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                   $   157,728      $    418,893      $  6,298,962  (3) $ 6,840,583
                                                                                       (35,000) (1)
   Accounts receivable                              55,688                 -                 -           55,688
   Other current assets                             30,265             1,776                 -           32,041
                                            ------------------------------------------------------------------------
Total current assets                               243,681           420,669         6,263,962        6,928,312

Restricted cash                                     16,998                 -                 -           16,998
Receivable from stockholder                         53,987                 -                 -           53,987
Property and equipment, net                        154,443                 -                 -          154,443
Deferred offering costs                            256,230                 -          (256,230) (3)           -
                                            ------------------------------------------------------------------------
Total assets                                   $   725,339      $    420,669      $  6,007,732      $ 7,153,740
                                            ========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                            $   420,001      $          -      $          -      $   420,001
   Accrued liabilities                              10,599            35,762                 -           46,361
   Deferred revenue                                777,537                 -                 -          777,537
                                            ------------------------------------------------------------------------
Total current liabilities                        1,208,137            35,762                 -        1,243,899

Due to stockholder                                 110,069                 -          (110,069) (4)           -

Stockholders' equity (capital deficiency):
   Common stock                                      7,814            10,500           (10,500) (1)      12,645
                                                                                         1,050  (1)
                                                                                           150  (2)
                                                                                         3,631  (3)
   Additional paid-in capital                      566,098        14,457,200       (14,072,293) (1)   7,063,975
                                                                                        (1,050) (1)
                                                                                       (35,000) (1)
                                                                                        31,525  (1)
                                                                                       (31,525) (1)
                                                                                       299,850  (2)
                                                                                      (300,000) (2)
                                                                                     7,258,869  (3)
                                                                                    (1,219,768) (3)
                                                                                       121,719  (3)
                                                                                      (121,719) (3)
                                                                                       110,069  (4)
   Unearned compensation                           (24,363)                -                 -          (24,363)
   Accumulated deficit                          (1,142,416)      (14,082,793)       14,082,793  (1)  (1,142,416)
                                            ------------------------------------------------------------------------
Total stockholders' equity (net capital
   deficiency)                                    (592,867)          384,907         6,117,801        5,909,841
                                            ------------------------------------------------------------------------
Total liabilities and stockholders' equity      $  725,339      $    420,669      $  6,007,732      $ 7,153,740
                                            ========================================================================

SEE ACCOMPANYING NOTES.

                                eDiets.com, Inc.

             Pro forma Condensed Statement of Operations (Unaudited)

                      Nine months ended September 30, 1999

                                                COMPANY                           PRO FORMA         COMPANY
                                              AS REPORTED       OLAS, INC.       ADJUSTMENTS       PRO FORMA
                                           -----------------------------------------------------------------------
Revenues                                        $1,413,995      $      -           $      -        $1,413,995

Costs and expenses:
   Cost of revenues                                160,915             -                  -           160,915
   Sales and marketing                             613,774             -                  -           613,774
   General and administrative                      790,123        38,082             15,000 (5)       843,205
   Depreciation and amortization                    64,477             -                  -            64,477
                                           -----------------------------------------------------------------------
Total costs and expenses                         1,629,289        38,082             15,000         1,682,371

Other income                                             -        14,646                  -            14,646
                                           -----------------------------------------------------------------------
Net loss                                        $ (215,294)     $(23,436)          $(15,000)       $ (253,730)
                                           =======================================================================

Loss per common share -
   basic and diluted                            $    (0.03)                                        $    (0.02)
                                           ==================                                  ===================
Weighted average number of common shares
   outstanding-basic and diluted                 7,814,065                                         12,645,296
                                           ==================                                  ===================

(1) Reflects elimination of the historical equity accounts of Olas, Inc. and adjustment to record the 1,050,000 shares of common stock retained by the stockholders of Olas Inc. at the fair value of the net assets of Olas, Inc. at the date of the merger of $384,907, net of cash transaction costs of $35,000. Also reflects the estimated fair value ($31,525) of options for the purchase of 32,500 shares of common stock at an exercise price of $1.425 per share granted to a stockholder of Olas, Inc. as consideration for his efforts in structuring the merger transaction.

(2) Reflects the fair value ($300,000) of the 150,000 shares of common stock issued to the placement agent in connection with the transaction.

(3) Reflects the net proceeds of the Offering, 145.25 units at $50,000 per unit, calculated as follows:

         Gross proceeds                                             $7,262,500
         Less:
           Placement commission (10%)                                 (726,250)
           Legal, accounting and other costs, net of $256,230
              paid prior to September 30, 1999                        (237,288)
                                                                   -------------
         Net proceeds                                               $6,298,962
                                                                   =============

     Also reflects the estimated fair value ($121,719) of warrants to purchase a total of 640,625 shares of common stock at an exercise price of $2.50 per share granted to the placement agent.

(4) Reflects the conversion of amounts due to stockholder to contributed capital.

(5) Reflects nine months of annual salary of the Company's Chief Executive Officer under new employment agreement, less $97,500 already reflected in the statement of operations for the nine months ended September 30, 1999.

                                eDiets.com, Inc.

             Pro forma Condensed Statement of Operations (Unaudited)

                          Year ended December 31, 1998

                                                COMPANY                           PRO FORMA         COMPANY
                                              AS REPORTED       OLAS, INC.       ADJUSTMENTS       PRO FORMA
                                           -----------------------------------------------------------------------
Revenues                                        $  477,626      $      -           $      -      $   477,626

Costs and expenses:
   Cost of revenues                                 75,551             -                  -           75,551
   Sales and marketing                             435,491             -                  -          435,491
   General and administrative                      404,427        40,044             50,000 (1)      494,471
   Depreciation and amortization                    61,807             -                  -           61,807
                                           -----------------------------------------------------------------------
Total costs and expenses                           977,276        40,044             50,000        1,067,320

Other income                                             -        29,401                  -           29,401
                                           -----------------------------------------------------------------------
Net loss                                        $ (499,650)     $(10,643)          $(50,000)     $  (560,293)
                                           =======================================================================
Loss per common share -
   basic and diluted                            $    (0.06)                                      $     (0.04)
                                           ==================                                  ===================
Weighted average number of common shares
   outstanding - basic and diluted               7,814,065                                        12,645,296
                                           ==================                                  ===================

SEE ACCOMPANYING NOTES.

(1) Reflects annual salary of the Company's Chief Executive Officer under new employment agreement, less $100,000 already reflected in the statement of operations for the year ended December 31, 1998.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Restated Certificate of Incorporation of the Company provides for indemnification of its officers and directors to the full extent authorized by law. The Company is also a party to indemnification agreements with each of its directors and officers.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling security holders. All of the amounts shown are estimates, except for the SEC registration fees.

SEC Registration Fee                                                   $4,416.33

Printing and Engraving Expenses*                                       20,000

Accounting Fees and Expenses*                                          80,000

Legal Fees and Expenses*                                               70,000

Fees and Expenses for Qualification Under State Securities Laws*        5,000

Miscellaneous*                                                          2,500
                                                                     -----------
TOTAL                                                                $181,916.33
                                                                     ===========

*Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

         In March 1996, the Company's subsidiary, eDiets, Inc., acquired by the Company in November 1999 ("Original eDiets") issued 100 shares of its no par common stock to its founder David R. Humble in consideration for $40,000. In July 1999, Original eDiets undertook a 62,157.33-for-1 forward stock split and a recapitalization under which Mr. Humble received 6,215,733 shares of Original eDiets common stock $.001 par value per share for his 100 shares of no par common stock. In connection with the issuance to Mr. Humble, Original eDiets relied on Section 4(2) under the Securities Act of 1933, as amended, (the "Securities Act") as a transaction by an issuer not involving any public offering. By virtue of his relationship to Original eDiets, Mr. Humble had access to all relevant information relating to Original eDiets and represented that he had the required investment intent. In addition, the securities bore appropriate restrictive legends.

         From June through October 1996 Original eDiets granted an aggregate of 484,000 stock options to nine employees in consideration of their employment. These options have an exercise price of $0.01 per share and expire in either five or ten years. The grant of the options was exempt from the registration requirements of the Securities Act pursuant to either Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationships to Original eDiets, the employees had access to all relevant information regarding Original eDiets. In addition, the grant of the options to each employee was made pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In July 1997, Original eDiets granted 75,429 stock options to an employee in consideration of his employment. The options have an exercise price of $0.01 per share and expire in 10 years. The grant of the options was exempt from the registration requirements of the Securities Act pursuant to either
Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of his relationship to Original eDiets, the employee had access to all relevant information regarding eDiets. In addition, the options granted to the employee were pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         From January through November 1998, Original eDiets granted an aggregate of 194,857 stock options to five employees in consideration of their employment. These options are exercisable at a price of $0.01 per share and expire in five years. The grant of the options was exempt from the registration requirements of the Securities Act pursuant to either Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationship to Original eDiets, the employees had access to all relevant information regarding Original eDiets. In addition, the options granted to the employees were pursuant to a written compensatory benefit plan or contract as provided under Rule 701.

         In January and February 1999, Original eDiets granted an aggregate of 163,428 stock options to three employees in consideration of their employment. These options are exercisable at a price of $0.01 per share and expire in five years. The grant of these options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationships to Original eDiets, the employees had access to all available information regarding Original eDiets. In addition, the grant of the options to each employee was made pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In July 1999, Original eDiets issued 159,993 stock options to its Chief Technology Officer, Steven Johnson as compensation for his services to Original eDiets. The options are exercisable at a price of $2.00 per share and expire in 10 years. The issuance of the options were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of his relationships to Original eDiets, Mr. Johnson had access to all available information regarding Original eDiets. In addition, the options granted to Mr. Johnson were made pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In November 1999, the Company issued 32,500 options to Isaac Kier, the Company's former chief executive officer and a current director in consideration of services rendered to the Company in connection with finding, structuring and negotiating the merger with Original eDiets. The options are exercisable at a price of $1.425 per share and expire in 5 years. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) of the Securities Act. Mr. Kier is a sophisticated and accredited investor who by virtue of his relationship to the Company had access to all relevant information regarding the Company.

         In November 1999, we acquired Original eDiets through the merger of our wholly-owned subsidiary, eDiets Acquisition Corp., with and into Original eDiets. Under the terms of the merger agreement, the Company issued 7,814,065 shares of common stock to David R. Humble, the sole stockholder of Original eDiets. In connection with this issuance, the Company relied upon the exemption from the registration requirements pursuant to the provisions of Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. Mr. Humble had access to all relevant information relating to the Company and represented that he had the required investment intent. In addition, the securities issued to him bore an appropriate restrictive legend.

         In November 1999, the Company issued 150,000 shares of common stock to Whale Securities Co., L.P. in consideration of its services to the Company in connection with the merger. In connection with the issuance, the Company relied on Section 4(2) under the Securities Act as a transaction by an issuer not involving any public offering. Whale Securities Co., L.P. is a sophisticated and accredited investor and had access to all relevant information relating to the Company and represented to the Company that it had the required investment intent.

         In November and December 1999, the Company issued an aggregate of 3,631,250 shares of common stock and 1,815,625 warrants to purchase common stock to 64 investors, pursuant to the terms of a confidential private placement memorandum dated September 1, 1999 (the "Private Placement"). Each investor warranted and represented to the Company in connection with their subscriptions that they were purchasing the securities for investment and not with a view towards distribution. The offering was conducted without a general solicitation or advertisement, was made solely to accredited investors (as defined in Rule 501 of Regulation D) and accordingly, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act, pursuant to the provisions of Section 4(2) of the Securities Act and Regulation D.

         In connection with the Private Placement, Whale Securities Co., L.P. acted as the placement agent on a best efforts basis. The Company raised gross proceeds of $7,262,500, paid the placement agent commissions of $726,250.

         In November and December 1999, as additional compensation for acting as the placement agent in the Private Placement, the Company issued to the placement agent an aggregate of 640,625 warrants to purchase shares of the Company's common stock. The warrants are exercisable during a period of five years at an exercise price of $2.50 per share. In connection with the issuance, the Company relied on
Section 4(2) under the Securities Act as a transaction by an issuer not involving any public offering. Whales Securities Co., L.P. was a sophisticated and accredited investor with access to all relevant information relating to the Company and represented to the Company that it had the required investment intent.

         In November and December 1999, the Company issued an aggregate of 150,000 stock options to six members of its board of directors and 300,000 options to members of its executive committee in return for service on the board and the committee. The options are exercisable at a price of $2.00 per share and expire in five years. The issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. By virtue of their relationship to the Company, each board and committee member had access to all relevant information relating to the Company.

         In November 1999, the Company issued 82,500 warrants to its advertising agency, DiMassimo Brand Advertising, Inc. pursuant to an advertising agency agreement, amended in January 2000. The warrants are exercisable through November 2002 at an exercise price of $2.00 per share. The issuance of the warrants was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. The agency was a sophisticated and accredited investor which had access through its relationship to the Company to all relevant information about the Company.

         In November and December 1999, the Company granted an aggregate of 221,500 stock options to 11 officers and employees in consideration of their employment. The options are exercisable at a price of $2.00 per share and expire in five years. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationship to the Company, each of the optionees had access to all relevant information about the Company. In addition, each grant was pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In December 1999, the Company granted 80,000 stock options to a consultant in consideration of consulting services. The options are exercisable over a period of five years at an exercise price of $2.00 per share. The issuance of the options was exempt from the registration of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. The consultant was a sophisticated and accredited investor and by virtue of his relationship to the Company had access to all relevant information about the Company. In addition, the options were granted pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In February 2000, the Company granted an aggregate of 150,000 stock options to members of its audit committee and compensation committee in consideration of services to be provided as committee members. The options are exercisable at a price of $2.00 per share and expire in five years. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. Each of the members were sophisticated persons who by virtue of their relationship to the Company had access to all relevant information about the Company.

ITEM 27.  EXHIBITS.


EXHIBIT NO.           DESCRIPTION OF DOCUMENT

    3.1      Restated Certificate of Incorporation (1)

    3.2      By-Laws (1)

    4.1      Form of Investors Warrant (1)

    4.2 Warrant Certificate dated November 17, 1999 issued to Whale Securities Co., L.P. for 570,625 warrants (1)

    4.2.2 Warrant Certificate dated December 23, 1999 issued to Whale Securities Co., L.P. for 70,000 warrants (1)

    4.3      Form of Registrant's common stock Certificate (1)

    4.4      Form of Registration Rights Agreement (1)

    4.5 Warrant Agreement dated November 17, 1999 between Registrant and Whale Securities Co., L.P. (1)

    5.1      Opinion of Nason, Yeager, Gerson, White & Lioce, P.A. (2)

    10.1     1999 Stock Option Plan (1)

    10.2 Employment Agreement dated November 17, 1999 between Registrant and David R. Humble (1)

    10.3 Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers (2)

    10.4 Agreement and Plan of Merger and Reorganization dated as of August 30, 1999 among the Registrant, eDiets Acquisition Corp., eDiets.com, Inc. and David R. Humble (1)

    10.5 License Agreement dated August 3, 1999 between eDiets, Inc. (formerly eDiets.com, Inc.) and David R. Humble (1)

    10.6 Lease Agreement dated December 2, 1999 between The 3467 Partnership and Registrant (1)

    10.7 Placement Agent Agreement dated November 17, 1999 between the Registrant and Whale Securities Co., L.P. (1)

    10.8 Agreement dated December 22, 1999 between Registrant and iVillage, Inc. (1)

    10.9 Advertising Insertion Order Agreement dated September 29, 1999 between Registrant and Yahoo!, Inc. (1)

    10.10 Database Management and Direct Marketing Agreement dated August, 1999 between 24/7 Media, Inc. and Registrant (1)

    10.11 Confidential Alliance Member Cancellation Agreement dated August 3, 1999 between 24/7 Media, Inc. and Registrant (1)

    10.12 E-Mail Newsletter Management Agreement dated August 22, 1999 between 24/7 Media, Inc. and Registrant (1)

    10.13 Co-locate Service Agreement dated October 1999 with PSIWeb, Inc. and Registrant (1)

    10.14 Equipment Lease Agreement between First Sierra Financial, Inc. and Registrant (1)

    10.15 Agreement dated as of November 15, 1999 between DiMassimo Brand Advertising, Inc. and Registrant (1)

    10.16 Letter Agreements dated November 1, 1999 and November 9, 1999 between Robert T. Hamilton and Registrant (2)

    10.17 Advertising Insertion Order Agreement dated August 16, 1999 between Registrant and America Online, Inc. (2)

    21.1     List of Subsidiaries (1)

    23.1 Consent of Nason, Yeager, Gerson, White & Lioce, P.A. (included in its opinion filed as Exhibit 5.1)(2)

    23.2     Consent of Ernst & Young LLP - eDiets.com, Inc. (2)

    23.3     Consent of Ernst & Young LLP - Olas, Inc. (2)

    27.1     eDiets.com, Inc. - Financial Data Schedule - 1999 (2)

    27.2     eDiets.com, Inc. - Financial Data Schedule - 1998 (2)
[FN]
(1) Previously filed.
(2) Filed herewith.

ITEM 28.  UNDERTAKINGS.

         The Company hereby undertakes that it will:

         1. File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

               (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

               (iii) Include any additional or changed material information on the plan of distribution.

         2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         4. File a prospectus supplement if over 5% of the securities subject to the lock-ups described in the section "Plan of Distribution" in the prospectus are released early and a post-effective amendment to this Registration Statement if over 10% are released early.

         5. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Deerfield Beach, Florida on March 20, 2000.

                    eDiets.com, Inc., a Delaware corporation

                                   By: S/ DAVID R. HUMBLE
                                      ------------------------
                                       David R. Humble
                                       Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                  TITLE                                             DATE
-----------------          ----------------------------------------------    -------------------
S/ DAVID R. HUMBLE
---------------------
David R. Humble            Chairman of the Board, Chief Executive
                           Officer (Principal Executive Officer)             March 20, 2000

S/ ROBERT T. HAMILTON
---------------------
Robert T. Hamilton         Chief Financial Officer (Principal
                           Financial Accounting Officer)                     March 20, 2000

        *
---------------------
Isaac Kier                 Director                                          March 20, 2000

        *
---------------------
Matthew Gohd               Director                                          March 20, 2000

S/ BRUCE YAFFE
---------------------
Bruce Yaffe, M.D.          Director                                          March 20, 2000

        *
---------------------
James M. Meyer             Director                                          March 20, 2000

        *
---------------------
Carey S. Fitchey           Director                                          March 20, 2000

                                      II-10

S/ LEE S. ISGUR
---------------------
Lee S. Isgur               Director                                          March 20, 2000

*By: S/ DAVID R. HUMBLE
---------------------
     David R. Humble
     Attorney-in-Fact

                                 EXHIBIT INDEX


    EX #            EXHIBIT DESCRIPTION

    5.1      Opinion of Nason, Yeager, Gerson, White & Lioce, P.A.

    10.3 Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers

    10.16 Letter Agreements dated November 1, 1999 and November 9, 1999 between Robert T. Hamilton and Registrant

    10.17 Advertising Insertion Order Agreement dated August 16, 1999 between Registrant and America Online, Inc.

    23.2     Consent of Ernst & Young LLP - eDiets.com, Inc.

    23.3     Consent of Ernst & Young LLP - Olas, Inc.

    27.1     eDiets.com, Inc. - Financial Data Schedule - 1999

    27.2     eDiets.com, Inc. - Financial Data Schedule - 1998